LAMSON & SESSIONS

2004 Annual Report


RECD S.E.C.
APR 1 2005
1086

shareholder value


05049466









# about the company

Lamson & Sessions is a diversified company consisting of three business segments - Carlon, Lamson Home Products and PVC Pipe. Carlon manufactures and markets a wide variety of products used in the electrical, telecommunications infrastructure and building construction industries. Lamson Home Products manufactures and markets, through home centers and mass merchandisers, products used by consumers in the do-it-yourself and home improvement markets. PVC Pipe supplies polyvinyl chloride conduit to the electrical distribution, telecommunications infrastructure, consumer, power utility and wastewater markets.

# about the theme

Shareholder value is at the forefront of everything that Lamson & Sessions has accomplished. Regardless of the up and down swings of the marketplace, the Company, its management and its associates have always focused on achieving financial strength and maximizing long-term profitability which, in turn, results in improved shareholder value. The Company is distinguished by its market diversification and commitment to customer satisfaction, which continue to provide a competitive advantage.

# financial summary

| *(Dollars in thousands, except percentages and per share data)* | *fiscal years ended* | | |
|---|---|---|---|
| | **2004** | **2003** | **%FAV/(UNFAV)** |
| Net Sales | $387,139 | $340,487 | 13.7 |
| Gross Profit | 63,684 | 54,187 | 17.5 |
| Operating Expenses | 44,074 | 39,529 | (11.5) |
| Operating Income | 17,669 | 14,658 | 20.5 |
| Net Income | 6,549 | 1,002 | 553.6 |
| Diluted Earnings per Share | 0.46 | 0.07 | 557.1 |
| Cash Flow from Operations | 11,835 | 9,711 | 21.9 |
| Total Debt | 87,751 | 94,750 | 7.4 |
| Shareholders' Equity | 45,376 | 38,515 | 17.8 |

**Trademarks** The following terms used in this annual report are trademarks of Lamson & Sessions and those indicated by the "®" are registered in the U.S. Patent and Trademark Office: Carlon®, Lamson and Lamson Home Products.

contents:


1 - Letter to Investors
5 - Strengths and Strategy
8 - Form 10-K Report
Corporate Information

# dear fellow investor:

The Company's financial performance for the year 2004 reflected the success of our long-term strategies and our ongoing pursuit to improve shareholder value. In addition to the continued strength of the residential construction market, we began seeing positive trends in the telecom and non-residential construction markets late in the year. These trends point to a favorable outlook for continued growth in the Company's sales and net income for 2005.

In addition to benefiting from the strength of these key markets, Lamson & Sessions is now reaping the rewards from cost-saving measures taken in recent years, as well as our ongoing strategy of focusing on operational excellence, product innovation and customer satisfaction. Our Company is financially strong, and we continue to develop new products, improve our distribution network and enhance our operational processes to maintain a competitive edge. All of these endeavors are aimed toward a single goal – ***maximizing shareholder value.***

## Across-the-board Growth in 2004

Growth in our key markets fueled revenue increases across all of our business segments and contributed to our Company's improved net income in 2004. During the year, we saw a significant increase in telecommunications infrastructure spending, while residential construction remained strong, and commercial and industrial construction began to show improvement toward the latter part of the year. Going forward, Lamson & Sessions is well-positioned to serve its key markets because of its broad product line, high service levels, operating efficiency and excellent customer relationships.

Net sales reached a record $387.1 million for the year, while net income increased to $6.5 million, or 46 cents per diluted share. These results included a litigation settlement charge of $1.7 million, and total net costs of $213,000 associated with the closure of our plant in Pasadena, Texas, which is expected to result in approximately $1.2 million to $1.5 million in cost improvements in 2005. We also reduced our debt by $7 million and further lowered our debt leverage in 2004, due largely to improvement in operating performance.


net sales
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operating cash flow
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diluted earnings per share
$2.00
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Throughout the year, we were able to effectively manage challenges related to rising raw material costs and transportation issues. Resin costs, for both polyvinyl chloride (PVC) and high density polyethylene (HDPE), posted double-digit percentage increases for the year, driven by high oil and natural gas prices. Meanwhile, transportation costs and vehicle availability, especially for flatbed trucks, were a growing concern because of a number of factors, including higher fuel costs, regulatory changes, driver shortages and growing demand for transportation resulting from the stronger economy. We responded by developing logistical transportation alternatives to ensure that our customer service levels remained high.

Our Carlon business segment experienced net sales growth of 19.3 percent for the year, the highest growth among all of our business segments. This was primarily due to the rising demand for HDPE conduit associated with the rollout of fiber-to-the-premise projects in the telecom industry. The steady residential construction market and the upturn in non-residential construction activity late in the year also contributed to an increase in sales of electrical products for the Carlon segment.

The strength of the do-it-yourself home improvement sector and gains in market share combined to increase sales by 6.1 percent for the Lamson Home Products business segment. However, gross margins in this segment were impacted by rising raw material costs. Our ability to secure higher selling prices in this market was limited because of the highly competitive retail environment.

In our PVC Pipe business segment, net sales increased by 11.4 percent due largely to price increases that we instituted to offset rising PVC resin costs. Gross margins also improved for this segment as the product mix became more favorable. Non-residential and telecom infrastructure demand for PVC Pipe products rebounded while residential construction activity remained steady and strong. Sewer pipe sales were strong as a result of several major sewer infrastructure projects. We also realized cost savings resulting from the capital investments we have made in recent years, such as the relocation of our PVC blending facilities closer to our extrusion plants, and automation projects completed in 2003.

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## Strategic Alternatives and Debt Reclassification

As part of our effort to maximize shareholder value, we announced in October 2004 the beginning of a process to actively evaluate strategic alternatives. We reported at that time that this initiative may include the possible sale of the Company, but that there was no assurance that any transaction would be pursued or, if a transaction were pursued, that it would be consummated. No decisions have been made as of the date of this letter. When we embarked on this evaluation process, we delayed refinancing which resulted in reclassification of our debt to current. Subsequent to the conclusion of the process, we anticipate that the Company will be able to refinance its debt by the end of the second quarter of 2005, which will reflect our lower debt and strengthened balance sheet.

## Continued Growth Expected for 2005

We expect growth in all three business segments in 2005 to be driven by the strength of our key markets – telecommunications, residential and non-residential construction – with a continuing shift in our product mix to higher-margin products. Major telecom companies have announced their intentions to connect millions of homes with fiber optic cable over the next several years. According to KMI Research, the compound annual growth rate of U.S. cable-fiber demand is expected to be 19 percent through 2009. Residential construction is expected to moderate in 2005, but remain at a relatively strong pace. Meanwhile, according to Reed Construction Data, spending on commercial and industrial construction is projected to grow by approximately 11 percent in 2005, driven by rising profits in the corporate sector.

We intend to continue managing our challenges in 2005 as resin costs are forecast to rise further due to increased global demand, tight supplies of feedstocks, high oil and natural gas prices, and no significant capacity additions planned by suppliers. We believe the strength of our markets will assist our efforts to recover at least some of these rising costs, while higher capacity utilization in our plants should reduce manufacturing overhead. Transportation is also expected to remain a challenge, and we will continue to manage this sales per associate


$400
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*"It is gratifying that our efforts to create shareholder value are evident in our bottom-line performance."*

issue with a keen focus on maintaining our customer service levels while containing costs and improving our distribution processes.

Management initiatives for 2005, aimed toward improvements in organizational performance and profitability, include such areas as safety, product quality, outsourcing strategy, automation opportunities and material cost optimization.

In the area of productivity improvement, we are proud of our strong record as our sales per associate is among the highest for all industrial companies. While our number of associates has remained relatively stable in recent years, our sales per associate has risen steadily. We will look for additional opportunities to improve productivity, reduce our cost structure, improve working capital management, increase our operating cash flow and reduce our debt.

Based on our expectations for a further strengthening of our markets, we estimate that net sales will increase by 8 to 11 percent in 2005, to a range of $420 million to $430 million. We anticipate net income to strengthen progressively throughout the year, with diluted earnings per share ranging from 70 cents to 80 cents for 2005, an increase of 52 to 74 percent from 2004.

It is gratifying that our efforts to create shareholder value are evident in our bottom-line performance. Our success is a tribute to the hard work and dedication of our associates. We thank them for their efforts, and we thank our customers and shareholders for continuing to support us.

**John B. Schulze**
Chairman, President and Chief Executive Officer

**James J. Abel**
Executive Vice President, Secretary,
Treasurer and Chief Financial Officer

# Lamson & Sessions possesses an outstanding combination of strengths that bode well for its future performance and its ability to create shareholder value.

The Company is a leader in growing markets, and brand recognition of its Carlon products is strong. The breadth and quality of its product line and service levels enable it to meet the needs of a diverse range of customers. It is the number-one producer of polyvinyl chloride (PVC) electrical products and high density polyethylene (HDPE) telecom products, and it continues to bring innovative new products to the marketplace while developing additional applications for existing lines.

The Company's long-term strategies drove its improved financial results in 2004 and are expected to lead to further improvement in 2005. All of Lamson & Sessions' associates are committed to the Company's operating strategies – high performance culture, information technology as a competitive advantage, innovative products and services, sustainable revenue and profit growth, operational excellence, and customer satisfaction – which are the fundamentals of the Company's success.

In addition to benefiting from these strengths and strategies, Lamson & Sessions operates in markets that offer significant long-range opportunities for growth. Two of the Company's key end markets – non-residential construction and telecommunications infrastructure construction – are expected to continue improving in 2005. Activity in a third major market – residential construction – has been exceedingly strong in recent years and is forecast to remain at a healthy level.

# the fundamentals of our success


High Performance Culture
Customer Satisfaction
Information Technology as a Competitive Advantage
Strategic Drivers
Operational Excellence
Sustainable Revenue and Profit Growth
Innovative Products and Services

## Long-term Growth Forecast For Telecom

The next large-scale improvement to the nation's telecommunications infrastructure is just beginning to get under way. Telephone and cable companies are making major commitments to connect their fiber optic networks directly to millions of homes and businesses across the country in the next few years. These are known as "fiber-to-the-premise" or "fiber-to-the-home" projects, and they are expected to drive growth in fiber optic cable demand, according to KMI Research, at a compound annual rate of approximately 19 percent through 2009.

Examples of these projects include Verizon's plan to install fiber to an additional 2 million homes in 2005, SBC's goal of connecting fiber to 18 million homes by the end of 2007, and BellSouth's planned installation of fiber to reach 1 million homes in 2005.

Carlon, Lamson & Sessions' largest business unit, has strong relationships with each of these companies. As North America's largest supplier of HDPE conduit, which is used to house fiber optic lines, Carlon is poised to benefit from this build-out of the last mile of the telecom network.

## Corporate Spending Fuels Non-residential Construction

Non-residential construction represents the Company's largest end market, and forecasts are calling for commercial and industrial construction to continue a growth trend that began in the latter months of 2004. Fueled by an improving economy, stronger corporate profits, increasing investment spending and changing demographics, all indicators point to strong and enduring growth in this market.

According to Reed Construction Data, a leading provider of construction market information, spending

Lamson & Sessions serves a diverse range of growing markets with a broad product line.







for U.S. non-residential construction is expected to grow 11.3 percent in 2005 compared with the prior year. The forecast calls for this growth to be led by manufacturing (26.2 percent), lodging (22.7 percent) and office construction (11.3 percent). New construction in health care, commercial and educational facilities is also expected to grow significantly, in the range of 9 to 10 percent for the year.

## Residential Markets Remain Healthy

Unprecedented activity in residential construction, existing home sales and home improvement has made these markets the strongest for Lamson & Sessions in recent years. During that time, thanks to the Company's product diversification, its strength in these markets was able to smooth out the overall impact of downturns in other markets.

The housing and home improvement markets are expected to be relatively strong once again in 2005 as interest levels remain historically low and consumer confidence and spending stabilize. However, residential construction activity is likely to moderate from its recent record levels due to changes in population demographics.

## Lamson & Sessions' Competitive Advantage

Lamson & Sessions is well-positioned to fulfill the needs of each of these markets with its broad line of high-quality products, excellent service levels, operational efficiency, solid relationships with key customers and leading market positions. These strengths provide the Company a genuine competitive advantage in the marketplace.

In the coming year, everyone at Lamson & Sessions will be committed to taking further advantage of these growth opportunities, along with the Company's competitive edge in its markets, to generate improved profits and shareholder value.

# The Lamson & Sessions Co. and Subsidiaries

# Form 10-K

John B. Schulze, Chairman, President and Chief Executive Officer of Lamson & Sessions, submitted a certification on May 25, 2004 to the New York Stock Exchange pursuant to Section 303A.12(a) of the NYSE Listed Company Manual, whereby he certified that he is not aware of any violation by Lamson & Sessions of New York Stock Exchange corporate governance standards. In addition, Mr. Schulze and James J. Abel, as principal executive officer and principal financial officer, respectively, of Lamson & Sessions, filed certain certifications with the Securities and Exchange Commission pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. These certifications are filed as exhibits to Lamson & Sessions' 2004 Annual Report on Form 10-K.

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

# FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

**For the fiscal year ended January 1, 2005**

COMMISSION FILE NUMBER 1-313

# THE LAMSON & SESSIONS CO.

**(Exact name of Registrant as specified in its charter)**

| Ohio | 34-0349210 |
|---|---|
| (State of Incorporation) | (I.R.S. Employer Identification No.) |

**25701 Science Park Drive, Cleveland, Ohio 44122**
**(Address of Principal Executive Offices) (Zip Code)**

**216-464-3400**
**(Registrant's telephone number, including area code)**

## SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

| Title of Each Class | Name of each Exchange on Which Registered |
|---|---|
| Common Shares, without par value | New York Stock Exchange<br>Pacific Stock Exchange |

## SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: NONE

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐

The aggregate market value of the voting stock held as of July 3, 2004 (the last trading day of the Company's fiscal 2004 second quarter) by non-affiliates of the Registrant was $113,647,372, based on the close price of $8.25 on the New York Stock Exchange.

As of February 4, 2005 the Registrant had outstanding 13,894,213 common shares.

## DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held on April 29, 2005 are incorporated by reference into Part III of this report.

## THE LAMSON & SESSIONS CO.

## INDEX TO
## ANNUAL REPORT ON FORM 10-K

**For The Fiscal Year Ended January 1, 2005**


**PART I**

Item 1. Business

Item 2. Properties

Item 3. Legal Proceedings

Item 4. Submission of Matters to a vote of Security Holders

**PART II**

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Item 6. Selected Financial Data

Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition

Item 7(a). Quantitative and Qualitative Disclosures About Market Risk

Item 8. Financial Statements and Supplementary Data

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Item 9(a). Controls and Procedures

Item 9(b). Other Information

**PART III**

Item 10. Directors and Executive Officers of the Registrant

Item 11. Executive Compensation

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Item 13. Certain Relationships and Related Transactions

Item 14. Principal Accountant Fees and Services

**PART IV**

Item 15. Exhibits and Financial Statement Schedules

## PART I

### Item 1. BUSINESS

The Lamson & Sessions Co., an Ohio corporation, (the "Company" or "Lamson & Sessions"), founded in 1866, is a diversified manufacturer and distributor of a broad line of thermoplastic electrical, consumer, telecommunications and engineered sewer products for major domestic markets. The markets for thermoplastic electrical conduit, related fittings and accessories, wiring devices and sewer pipe include: the construction, utility and telecommunications industries, municipalities, other government agencies, and contractors; and "do-it-yourself" home remodelers.

**Principal Products and Markets**

The Company is engaged in the manufacture and distribution of a broad line of thermoplastic electrical, telecommunications and engineered sewer products. In addition, the Company distributes a wide variety of consumer electrical wiring devices, home security devices, wireless electrical and other wireless products.

All of the Company's thermoplastic electrical products compete with and serve as substitutes for similar metallic products. The Company's thermoplastic electrical products offer several advantages over these other products. Specifically, non-metallic electrical and telecommunications conduit and related fittings and accessories are generally less expensive, lighter and easier to install than metallic products. They do not rust, corrode or conduct electricity. Thermoplastics, either polyvinyl chloride (PVC) or high density polyethylene (HDPE), are the materials of choice to protect fiber optic cable.

Three business segments serve specific markets, each of which has unique product and marketing requirements. These markets are:

Carlon - Industrial, Residential, Commercial, Telecommunications and Utility Construction: The major customers served are electrical contractors and distributors, original equipment manufacturers, electric power utilities, cable television (CATV), telephone and telecommunications companies. The principal products sold by this segment include electrical and telecommunications raceway systems and a broad line of enclosures, electrical outlet boxes and fittings. Examples of the applications for the products included in this segment are multi-cell duct systems and HDPE conduit designed to protect underground fiber optic cables, allowing future cabling expansion and flexible conduit used inside buildings to protect communications cable.

Lamson Home Products - Consumer: The major customers served are home centers and mass merchandisers for the "do-it-yourself" (DIY) home improvement market. The products included in this segment are electrical outlet boxes, liquidtight conduit, electrical fittings, door chimes and lighting controls.

PVC Pipe: This business segment primarily supplies electrical, power and communications conduit to the electrical distribution, telecommunications, consumer, power utility and sewer markets. The electrical and telecommunications conduit is made from PVC resin and is used to protect wire or fiber optic cables supporting the infrastructure of power or telecommunications systems.

A breakdown of net sales as a percent of total net sales by major business segments for 2004, 2003 and 2002 is as follows:

| *(Dollars in thousands)* | 2004 | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|
| Carlon | $183,800 | 48% | $154,090 | 45% | $149,037 | 48% |
| Lamson Home Products | 86,510 | 22% | 81,514 | 24% | 69,440 | 22% |
| PVC Pipe | 116,829 | 30% | 104,883 | 31% | 93,952 | 30% |
| | $387,139 | 100% | $340,487 | 100% | $312,429 | 100% |

See discussion of business segments' results in Note L to the consolidated financial statements.

**Competition**
Each of the three segments in which the Company presently operates is highly competitive based on service, price and quality. Most of the competitors are either national or smaller regional manufacturers who compete with limited product offerings. Unlike a majority of the Company's competitors, the Company manufactures a broad line of thermoplastic products, complementary fittings and accessories. The Company believes that with its breadth of product line and investment in information technology infrastructure, it will continue to compete favorably. However, certain of the Company's competitors have greater financial resources than the Company, which occasionally can adversely affect the Company through price competition strategies in selected products and markets.

**Distribution**
The Company distributes its products through a nationwide network of more than 108 manufacturers' representatives and a direct field sales force of approximately 23.

**Raw Materials**
The Company is a large purchaser of pipe grade PVC and HDPE resins. The Company has entered into long-term supply contracts for PVC resin. PVC resin producers are operating at near capacity with no substantial net capacity additions planned in the next couple of years. Sustained demand and high energy costs are expected to support historically high resin costs for the foreseeable future. The Company is generally able to pass through these raw material cost increases, in its Carlon and PVC Pipe Business Segments, depending on the end-market strength. HDPE is purchased by the Company from various sources and has historically been readily available.

**Patents and Trademarks**
The Company owns various patents, patent applications, licenses, trademarks and trademark applications relating to its products and processes. While the Company considers that, in the aggregate, its patents, licenses and trademarks are of importance in the operation of its business, it does not consider that any individual patent, license or trademark, or any technically-related group, is of such importance that termination would materially affect its business.

**Seasonal Factors**
Two of the Company's three business segments experience moderate seasonality caused principally by a decrease in construction activity during the winter months. They are subject also to the economic cycles affecting the residential, commercial, industrial and telecommunications construction markets. The Company's consumer products business segment is affected by existing home sales, consumer spending and consumer confidence.

**Major Customers**
Sales to Affiliated Distributors, a cooperative buying group reported within the Carlon and PVC Pipe segments not otherwise affiliated with the Company, totaled approximately 11.0% of consolidated net sales in 2004, 14.0% of consolidated net sales in 2003, and 15.0% of consolidated net sales in 2002. Sales to Home Depot, a customer of the Lamson Home Products segment not otherwise affiliated with the Company, totaled approximately 10.2% of consolidated net sales in 2003.

**Backlog**
In the Company's three business segments, the order-to-delivery cycle ranges from several days to a few weeks. Therefore, the measurement of backlog is not a significant factor in the evaluation of the Company's prospects.

**Research and Development**
The Company is engaged in product development programs, which concentrate on identifying, creating and introducing innovative applications for thermoplastic and wireless electrical products. The Company maintains a material testing lab and development center in its Cleveland, Ohio headquarters to facilitate this effort and

to improve manufacturing processes. The Company's research and development expenditures totaled $2.2 million, $1.9 million and $2.2 million in 2004, 2003 and 2002, respectively.

### Environmental Regulations

The Company believes that its current operations and its use of property, plant and equipment conform in all material respects to applicable environmental laws and regulations presently in effect. The Company has facilities at numerous geographic locations, which are subject to a range of federal, state and local environmental laws and regulations. Compliance with these laws has, and will, require expenditures on a continuing basis. See also Note F to the Consolidated Financial Statements.

### Associates

At January 1, 2005, the Company had 1,189 associates, 1,004 of whom were employed at the Company's manufacturing facilities and distribution centers. The remainder of associates were primarily employed at the Company's corporate headquarters.

### Foreign Operations

The net sales, operating earnings and assets employed outside the United States are not significant. Export sales were approximately 4.6% of consolidated net sales in 2004, and 3.0% of consolidated net sales in 2003 and 2002, respectively, and were made principally to customers in Canada and the Caribbean.

The Company files annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to those reports and other information with the Securities and Exchange Commission ("SEC"). The public can obtain copies of these materials by visiting the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330, or by accessing the SEC's Web site at http://www.sec.gov. In addition, as soon as reasonably practicable, after such materials are filed with or furnished to the SEC, the Company makes copies available to the public, free of charge, on or through its Web site at http://www.lamson-sessions.com.

## Item 2. PROPERTIES

The Company owns (O) or leases (L) manufacturing and distribution facilities, which are suitable and adequate for the production and marketing of its products. The Company owns a building which houses its executive and administrative offices (located in Cleveland, Ohio), which occupy 68,000 square feet in a suburban office complex. The following is a list of the Company's manufacturing and distribution center locations:

| Manufacturing Facilities | Approximate Square Feet |
|---|---|
| Woodland, California(O) | 71,000 |
| High Springs, Florida(O) | 110,000 |
| Tennille, Georgia(O) | 41,000 |
| Clinton, Iowa(O) | 124,000 |
| Mountain Grove, Missouri(O) | 36,000 |
| Bowling Green, Ohio(O) | 67,000 |
| Oklahoma City, Oklahoma(O) | 172,000 |
| Nazareth, Pennsylvania(O) | 61,000 |
| Erie, Pennsylvania(L) | 56,000 |
| Cranesville, Pennsylvania(L) | 10,000 |
| **Distribution Centers** | |
| Columbia, South Carolina(L) | 350,000 |
| Woodland, California(L) | 127,000 |
| Fort Myers, Florida(O) | 4,000 |

The previously listed manufacturing facilities were operated at approximately 72.0% of their productive capacity during 2004.

**Item 3. LEGAL PROCEEDINGS**

On September 23, 1999, the Company announced that a United States District Court jury in the Northern District of Illinois found that the Company willfully infringed on a patent held by Intermatic Incorporated ("Intermatic") of Spring Grove, Illinois, relating to the design of an in-use weatherproof electrical outlet cover, and awarded Intermatic $12.5 million in damages plus pre-judgment interest of approximately $1.5 million. The Company pursued a vigorous appeal and on December 17, 2001 the United States Court of Appeals ruled that, as a matter of law, Lamson & Sessions' products did not infringe Intermatic's patent and that the Company has no liability to Intermatic. The trial jury's earlier verdict in favor of Intermatic in the amount of $12.5 million, plus pre-judgment and post-judgment interest estimated to be in excess of $3.0 million, was reversed. Intermatic filed for a rehearing of the ruling to the Court of Appeals en banc, which was denied. Intermatic then filed a petition for certiorari with the United States Supreme Court. The United States Supreme Court reversed the decision of the Court of Appeals and remanded the case back to it. In March 2003, the Court of Appeals remanded this litigation back to the United States District Court for reconsideration. On September 17, 2004, the Company announced the settlement of this litigation arrived at through a mediation process. The net effect ($1.7 million) of that settlement has been reflected in the 2004 operating results.

The Company is also a party to various other claims and matters of litigation incidental to the normal course of its business. Management believes that the final resolution of these matters will not have a material adverse effect on the Company's financial position, cash flows or results of operations.

**Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS**

None.

**Executive Officers of the Registrant**

JOHN B. SCHULZE
Chairman, President and Chief Executive Officer

Executive Officer since January 1988. Age 67.

JAMES J. ABEL
Executive Vice President, Secretary, Treasurer and Chief Financial Officer

Executive Officer since December 1990. Age 58.

NORMAN E. AMOS
Vice President

Executive Officer since February 21, 2001. Vice President Supply Chain Management since August 1, 2000. Manager, Transportation and Logistics with Xerox Corporation July 1995 - July 2000. Age 59.

ALBERT J. CATANI, II
Vice President

Executive Officer since February 27, 1997. Vice President, Manufacturing since August 1995. Age 57.

EILEEN E. CLANCY
Vice President

Executive Officer since January 2, 2002. Vice President, Human Resources since January 2, 2002. Director of Human Resources Development, December 1995 - December 2001. Age 54.

DONALD A. GUTIERREZ
Senior Vice President

Executive Officer since February 26, 1998. Senior Vice President since February 21, 2001. Vice President, Carlon since March 1998. Age 47.

CHARLES W. HENNON
Vice President

Executive Officer since February 25, 1999. Vice President and Chief Information Officer since April 1998. Manager, Business Support Services with Ferro Corporation, 1993 - April 1998. Age 59.

LORI L. SPENCER
Vice President

Executive Officer since February 27, 1997. Vice President and Controller since August 1997. Age 46.

NORMAN P. SUTTERER
Senior Vice President

Executive Officer since February 29, 1996. Senior Vice President since February 18, 2003. Vice President, Lamson Home Products since March 1998. Age 55.

## PART II

### Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock is traded on the New York Stock Exchange and the Pacific Stock Exchange. High and low close prices for the Common Stock are included in Note N to the Consolidated Financial Statements. No dividends were paid in 2004, 2003 or 2002. The approximate number of shareholders of record of the Company's Common Stock at January 1, 2005 was 1,224.

## Item 6. SELECTED FINANCIAL DATA
## FIVE-YEAR CONSOLIDATED FINANCIAL SUMMARY

| *(Dollars in thousands except per share data, associates and percentages)* | Fiscal Years Ended | | | | |
|---|---|---|---|---|---|
| | **2004** | **2003** | **2002** | **2001** | **2000** |
| **Operations:** | | | | | |
| **Net sales**[3] | $387,139 | $340,487 | $312,429 | $350,914 | $347,292 |
| **Operating Income**[1] | 17,669 | 14,658 | 18,509 | 6,183 | 34,487 |
| **Income (Loss) From Continuing Operations Before Income Taxes and Cumulative Effect of Change in Accounting Principle** | 9,744 | 6,131 | 8,926 | (5,443) | 29,948 |
| **income (Loss) From Continuing Operations Before Cumulative Effect of Change in Accounting Principle** | 6,148 | 3,740 | 5,026 | (3,843) | 21,448 |
| Income (loss) from discontinued operations, net of income taxes | 401 | (2,738) | — | — | — |
| Cumulative effect of change in accounting principle, net of income taxes | — | — | (46,250) | — | — |
| **Net Income (Loss)** | $ 6,549 | $ 1,002 | $(41,224) | $ (3,843) | $ 21,448 |
| **Basic Earnings (Loss) Per Common Share:** | | | | | |
| Earnings (Loss) from continuing operations before change in accounting principle | $ 0.45 | $ 0.27 | $ 0.36 | $ (0.28) | $ 1.58 |
| Earnings (Loss) from discontinued operations, net of tax | $ 0.03 | $ (0.20) | — | — | — |
| Cumulative effect of change in accounting principle, net of tax | — | — | $ (3.36) | — | — |
| **Net Earnings (Loss)** | $ 0.47 | $ 0.07 | $ (2.99) | $ (0.28) | $ 1.58 |
| **Diluted Earnings (Loss) Per Common Share:** | | | | | |
| Earnings (Loss) from continuing operations before change in accounting principle | $ 0.43 | $ 0.27 | $ 0.36 | $ (0.28) | $ 1.53 |
| Earnings (Loss) from discontinued operations, net of tax | $ 0.03 | $ (0.20) | — | — | — |
| Cumulative effect of change in accounting principle, net of tax | — | — | $ (3.36) | — | — |
| **Net Earnings (Loss)** | $ 0.46 | $ 0.07 | $ (2.99) | $ (0.28) | $ 1.53 |
| **Year-End Financial Position:** | | | | | |
| Current Assets | $100,745 | $ 81,377 | $ 84,764 | $ 94,085 | $134,906 |
| Total Assets | 218,502 | 208,313 | 213,705 | 273,821 | 320,293 |
| Current Liabilities[2] | 131,112 | 57,026 | 64,112 | 62,890 | 76,656 |
| Long-Term Debt[2] | 11,876 | 82,990 | 84,350 | 104,266 | 130,276 |
| Other Long-Term Liabilities | 30,138 | 29,782 | 29,067 | 25,441 | 27,332 |
| Shareholders' Equity | 45,376 | 38,515 | 36,176 | 81,224 | 86,029 |
| **Statistical Information:** | | | | | |
| Number of associates | 1,189 | 1,122 | 1,116 | 1,115 | 1,345 |
| Market price per share | $ 9.10 | $ 5.50 | $ 3.40 | $ 5.24 | $ 10.50 |
| Market capitalization | $126,371 | $ 75,829 | $ 46,844 | $ 72,195 | $143,819 |
| Gross profit as a % of net sales | 16.4% | 15.9% | 19.2% | 17.0% | 25.1% |
| Total operating expenses as a % of net sales | 11.4% | 11.6% | 13.3% | 14.6% | 15.2% |
| Operating income as a % of net sales | 4.5% | 4.3% | 5.9% | 1.8% | 9.9% |

(1) In 2002, the Company adopted SFAS No. 142, *"Goodwill and Other Intangible Assets,"* which eliminated the amortization of goodwill. Operating expenses in 2001 and 2000 include $4,605 and $971 in goodwill amortization, respectively.

(2) In 2004, the Company's Secured Credit Agreement of $75 million was classified as current as it matures in August 2005. (See Note C to the Consolidated Financial Statements.)

(3) Net sales were reduced for the reclassification of service commissions and co-operative advertising paid to certain retail customers in accordance with Emerging Issues Task Force (EITF) 01-9. There was no impact on net income (see Note A to the Consolidated Financial Statements.)

## Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial condition. The discussion should be read in conjunction with the Consolidated Financial Statements and footnotes.

### Executive Overview

The year 2004 was characterized by revenue growth across all segments of the business. The most encouraging of these increases came in the 25.0% growth in net sales of the Company's telecom products. After three years of declining demand, there are signs that the major telecommunications companies are beginning to reinvest to support Fiber-to-the-Premise projects. This activity was strong all year even through the typically slower fourth quarter of 2004.

The Company's foremost challenge in 2004 came from rising resin costs, both PVC and HDPE, which were supported by high oil and gas prices, restrained supplies and a robust global and domestic end-market. Both the Carlon and PVC Pipe business segments were able to partially offset these higher costs with price increases throughout 2004, however, Lamson Home Products was unable, in 2004, to obtain any price increases from its retail customers.

Transportation costs and availability, especially flatbeds, have become a significant concern in 2004 with the increased economic activity, higher fuel costs, regulatory changes, driver shortages and the lack of investment in new equipment by carriers. The Company has worked throughout 2004 to develop tactical logistic alternatives to ensure customer service, but has also experienced higher freight rates that are not expected to ease anytime soon.

In September 2004 the Company settled its patent infringement litigation as a result of a mediation process. In connection with the settlement, the Company recorded a net charge of $1.7 million (see also Note E).

During 2004 the Company was able to rationalize some of its manufacturing capacity by selling its Pasadena, Texas facility. Most of the production equipment was moved to the Clinton, Iowa facility. The net expense for the sale of this facility and relocation of production equipment and termination of employees ($213,000) are included in other expenses (see also Note M).

Late in the first quarter of 2004, the Company was notified that YSD Industries, Inc. ("YSDI"), a business the Company sold in 1988, was selling the assets of the business and would be unable to fund certain post-retirement medical and life insurance benefits, for which the Company was contingently liable. This obligation extends through February 2011, and the estimated liability of $2.7 million (net of tax) was recorded in 2003, based on the deteriorating financial condition of YSDI, as a charge from discontinued operations. As part of the asset sale by YSDI in the first quarter of 2004, the Company was able to recover $668,000 of notes receivable that had been previously written off. The Company assumed this post-retirement obligation and the funding of benefits at the end of the first quarter of 2004. The net impact of $401,000 (net of tax) has been recorded as income from discontinued operations in the current year.

The Company's Secured Credit Agreement is classified as a current debt as of January 1, 2005 as its maturity date is August 2005. At the end of 2004 the Company was in violation of its leverage ratio covenant. A waiver of this covenant has been obtained along with an amendment that adjusts the covenant for the first quarter of 2005. It is anticipated that the Company will refinance this obligation in the first half of 2005, subject to the conclusion of the evaluation of various strategic alternatives pursued by management and the Company's investment bankers. As announced in October 2004, the Company is reviewing various strategic alternatives to enhance shareholder value, including the possible sale of part or all of the Company. This process is continuing. (Also see Note C).

Finally, at the end of 2003, the Company had been operating under a compliance plan with the New York Stock Exchange since November 2002, which called for the Company to be in compliance with continued listing standards by the end of the first quarter of 2004. The Company was notified by the New York Stock Exchange in April 2004 that it is considered in good standing and in compliance with the Exchange's continued listing standards.

**Results of Continuing Operations**

The following table sets forth for the periods indicated certain items from the Consolidated Statements of Operations as a percentage of net sales for years ended:

| *(Dollars in thousands)* | 2004 | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|
| Net Sales | $387,139 | 100.0% | $340,487 | 100.0% | $312,429 | 100.0% |
| Cost of products sold | 323,455 | 83.6% | 286,300 | 84.1% | 252,499 | 80.8% |
| Gross profit | 63,684 | 16.4% | 54,187 | 15.9% | 59,930 | 19.2% |
| Total operating expenses | 44,074 | 11.4% | 39,529 | 11.6% | 41,421 | 13.3% |
| Litigation settlement | 1,728 | 0.4% | — | 0.0% | — | 0.0% |
| Other expense | 213 | 0.1% | — | 0.0% | — | 0.0% |
| Operating income | 17,669 | 4.6% | 14,658 | 4.3% | 18,509 | 5.9% |
| Interest expense, net | 7,925 | 2.0% | 8,527 | 2.5% | 9,583 | 3.1% |
| Income from continuing operations before income taxes | 9,744 | 2.5% | 6,131 | 1.8% | 8,926 | 2.9% |
| Income tax provision | 3,596 | 0.5% | 2,391 | 0.7% | 3,900 | 1.2% |
| Income from continuing operations | $ 6,148 | 1.6% | $ 3,740 | 1.1% | $ 5,026 | 1.6% |

Net sales for 2004 were $387.1 million compared with $340.5 million in 2003, an increase of 13.7% or $46.6 million. Carlon, which experienced the highest segment net sales growth rate, was favorably impacted by the increased rollouts of telecom customers' Fiber-to-the-Premise projects. Additional market share growth resulted in the increased net sales in the Lamson Home Products business segment. Price increases instituted to offset rising resin costs were the primary reason for net sales increases in the PVC Pipe segment. Operationally, the Company continues to focus on a key strategic objective of on-time, in-full, error-free delivery of products and services to our customers. This objective is tracked daily to limit the amount of backorders and time to ship. There has been a sustained high level of performance in the Company's delivery metrics allowing it to obtain opportunities for market share expansion, especially with its electrical distributors and retail customers.

Net sales for 2003 were $340.5 million, or 9.0% higher than the $312.4 million net sales reported in 2002. Much of the Company's underlying markets, especially commercial, industrial and telecom construction, trended lower in 2003 compared with 2002. Each of the business segments increased their net sales primarily through price increases, introduction of product line expansions or the expansion of market share. Lamson Home Products had the largest increase in net sales of $12.1 million, which primarily reflects additional market share in non-metallic electrical boxes at its major customer. Carlon introduced a Key Account Management Program, which helped to grow market share at strategic accounts. While the PVC Pipe business segment grew primarily from price increases that represented partial pass through of resin cost increases and growth in demand for its large diameter sewer pipe.

Gross profit increased to $63.7 million, or 16.4% of net sales, in 2004 from $54.2 million, or 15.9% of net sales, in 2003. Raw material costs including PVC resin and compounds, HDPE resin and steel components climbed by more than double-digit percentages in 2004. Many of these increases were passed on during the year as sales price increases, except in the Lamson Home Products business segment. Freight costs also escalated throughout 2004 due to fuel cost increases and driver and equipment shortages, lowering gross margin by 0.2%. The Company was able as a whole to maintain, and slightly improve gross margins in 2004 compared with 2003 due to higher capacity utilization (72.0% in 2004 versus 68.0% in 2003) of the manufacturing facilities. This occurred primarily in the HDPE extrusion plants as lines were run to keep up with the improving telecom demand. Lastly, the Company continued to see favorable leveraging of its predominately fixed cost distribution operations where costs rose by approximately 6.0% while shipping activity increased by almost 10.0%.

Gross profit in 2003 was $54.2 million compared with $59.9 million gross profit in 2002. Gross margins were unfavorably impacted by higher raw material costs, of approximately $3.0 million, that were not able to be completely recovered with price increases and higher employee benefit costs of $1.0 million. The manufacturing facilities experienced higher capacity utilization this year going from 61.0% in 2002 to 68.0% in 2003. The increase was primarily in the PVC and HDPE pipe extrusion facilities as the molding facilities have continuously run at consistently higher rates the last several years. The overall cost of the Company's supply chain, including distribution and freight costs, were higher in the current year by only 4.0%, while the increased shipping activity rose in excess of 10%. This was caused by the distribution operations successfully focusing on improving bin accuracy, therefore, raising their productivity throughout the year. Meanwhile, freight costs are trending upward slightly, $0.4 million, due to the rising fuel costs and carrier consolidations. The Company monitors key transportation metrics to attempt to control freight costs while still serving our customers.

Operating income for 2004 was $17.7 million, or 4.6% of net sales, an increase of $3.0 million, or 20.5% over the $14.7 million, or 4.3% of net sales, earned in 2003. This improvement was primarily driven by the growing gross profit. Selling and marketing expenses reflect higher variable selling expenses generated in 2004 by the higher net sales levels. In addition, incentive compensation is approximately $4.0 million higher due to the significantly improved results this year, legal and professional fees exceeded 2003 levels by about $700 thousand from incremental Sarbanes-Oxley compliance efforts and expenditures made to support our announced strategic alternatives review. Partially offsetting these increases were reductions in pension and retiree medical expense totaling $2.0 million and the collection of a previously written off account receivable of $0.3 million. Overall, operating expenses have declined to 11.4% of net sales ($44.1 million) in 2004 from 11.6% of net sales ($39.5 million) in 2003. Included in operating results in 2004 were the net effects of a litigation settlement of $1.7 million (see Note E) and the sale and closure of the Company's Pasadena, Texas facility (see Note M).

Operating income in 2003 was $14.7 million, or 4.3% of net sales, compared with $18.5 million, or 5.9% of net sales, in 2002. This lower level of operating income was the result of the reduced gross profit in 2003 as operating expenses were down by $1.9 million to $39.5 million from $41.4 million in 2002. Selling and marketing costs declined primarily by favorable bad debt experience ($1.0 million) in 2003. General and administrative costs were impacted by higher pension and retiree medical expense of $3.3 million in 2003. These higher costs were offset by a significant decline in incentive compensation awards ($2.2 million) as operating financial goals were, for the most part, not met in 2003.

Interest expense continued its downward trend in 2004, declining to $7.9 million from $8.5 million in 2003 and $9.6 million in 2002. Both the average borrowings and interest rates that the Company is paying have declined. Average borrowings were $99.5 million, $102.5 million and $110.0 million in 2004, 2003 and 2002, respectively. The average interest rates were 5.70%, 6.21% and 6.86% in 2004, 2003 and 2002, respectively. While variable LIBOR rates have increased, the Company's average rate has improved as higher interest bearing term debt is being paid down and the Company's interest rate spread under its Secured Credit Agreement has declined in recent quarters as a result of improved leverage ratios.

The income tax provision for 2004 reflects an effective tax rate of 36.9% compared with 39.0% in 2003 and 43.7% in 2002. The provision is primarily a non-cash charge due to the Company's net operating loss carry-forward position. During 2004 the Company settled certain state tax matters which resulted in a reduction of the current state and local income tax expense by approximately $200 thousand.

During the second quarter of 2002, the Company completed the transitional review for goodwill impairments required under SFAS No. 142 *"Goodwill and Other Intangible Assets."* The review indicated that goodwill recorded in the telecom reporting unit of the Carlon business segment was impaired as of the beginning of fiscal 2002. Accordingly, the Company measured and recognized a transitional goodwill impairment loss of $60.0 million ($46.3 million after tax). This has been recorded as a cumulative effect of a change in accounting principle in the statement of operations (see Note B). No impairment was noted in subsequent tests in 2002, 2003 or 2004 due to improved operating conditions and projected telecom market activity in the telecom reporting unit of the Carlon business segment.

## Business Segments

### Carlon

Net sales in 2004 were $183.8 million, an increase of $29.7 million, or 19.3%, over the $154.1 million net sales level in 2003. Approximately $18.0 million of the increase came from the strong rebound in telecom product sales. This market demand expansion of almost 25.0% over 2003 is primarily due to the increased rollout of Fiber-to-the-Premise projects, which utilize HDPE conduit. Carlon was able to raise pricing in 2004 in response to the higher raw material resin costs being incurred, which resulted in approximately $6.0 million higher net sales than 2003. Finally, the Carlon business segment net sales were supported by a steady residential construction market and a slow upturn in non-residential construction activity late in 2004.

Net sales in the Carlon business segment increased by $5.1 million (a 3.4% increase) to $154.1 million in 2003 from $149.0 million in 2002. The entire increase came from higher sales of electrical products as the telecom product sales remained relatively flat in 2003. Carlon introduced a Key Account Management program in 2003 with the objectives of focusing on selling and marketing, along with other support services, on strategic accounts that have higher long-term growth potential. This effort increased net sales by approximately $0.8 million while selective product line expansions added $4.0 million in net sales in 2003. Other than residential construction, which continued its double-digit growth, the markets serviced by Carlon including commercial, industrial and telecom construction continued their contraction in 2003 as businesses put off new investments.

Gross margin has expanded throughout 2004 with the higher telecom sales volume and the price increases on electrical products that were realized this year. Plant utilization of the HDPE conduit facilities was about five points higher than 2003. The sales volume increase also helped Carlon realize benefits from leveraging fixed costs, especially in the Company's distribution centers.

Gross margins in 2003 were adversely affected in this business segment as raw material cost increases, primarily PVC and HDPE resins, were not able to be fully passed on as higher selling prices. This business segment is impacted by capacity utilization primarily in the molding and HDPE extrusion facilities. The molding facilities continued to experience good utilization, exceeding an average of 90.0% for 2003. The HDPE extrusion facilities, while recording better utilization in 2003, still are using less than 50.0% of their available capacity.

Operating income for Carlon was $16.8 million, 9.2% of net sales, in 2004 compared with $11.8 million, 7.7% of net sales in 2003, an increase of $5.0 million or 42.2%. Included in operating income in 2004 is a charge of approximately $864,000 for this business segment's share of a litigation settlement (see Notes E and L). The growth in operating income comes primarily from the higher net sales and resultant higher gross margins, which were offset slightly by increased variable selling expenses of $1.4 million.

The operating income for this business segment fell in 2003 to $11.8 million, or 7.7% of net sales, from $14.4 million, or 9.7% of net sales, in 2002. Actual operating expenses were lower by $2.9 million in 2003 as the business segment implemented cost containment programs and had $1.0 million less in bad debt expenses during the year. The entire decline in 2003 operating margins came from higher cost of sales as described above.

### Lamson Home Products

Net sales in the Lamson Home Products business segment continued its steady rise reaching $86.5 million in 2004, a $5.0 million or 6.1% increase over the $81.5 million in net sales level in 2003. The underlying economics of the "do-it-yourself" home improvement market remains very solid; supported by strong existing and new home sales and low interest rates. In addition, the Company has maintained its high level of operational performance this year. The net sales in 2004 include the full year impact of the additional market share obtained in mid-2003 of approximately $2.0 million. Lamson Home Products has added its door chimes product line to a couple of major retail customers in the second half of 2004 impacting net sales by $3.0 million. None of the net sales growth in 2004 is attributable to price increases despite the significant cost increases absorbed in 2004.

Net sales in 2003 for Lamson Home Products was favorably impacted by strong existing home sales, low interest rates and rising consumer confidence, increasing its net sales to $81.5 million, a $12.1 million, or 17.4% increase, over the $69.4 million in net sales in 2002. Various supply chain initiatives were undertaken over the last several years, including leveraging the Company's enterprise resource planning system, have resulted in fill rates (the number of order line items filled with the first shipment) that average above 98.0% for the entire year. The operational performance, along with innovation on new products and product line expansions, resulted in this business segment gaining additional market share totaling $7.0 million with various customers. In particular, Lamson Home Products was named sole source for all of Home Depot's non-metallic electric box business in mid-2003. The rollout of this additional business was substantially complete at the 2003 year-end.

Lamson Home Products' segment gross margins were affected unfavorably by the over 15.0% increase in PVC compound cost during 2004. As indicated above, no selling price increases were obtained from the retail customer base to offset these cost increases causing an erosion of over 400 basis points of gross margin. In addition, higher distribution expenses were incurred in 2004, $1.9 million, from the substantial increased volume of shipments. Lamson Home Products was unable to pass through the higher raw material costs realized in 2003. However, through the evolution of sales mix to higher margin products, the continued favorable utilization of the molding facilities that support this business segment and the spreading of relatively fixed distribution costs over higher volume, Lamson Home Products was able to maintain gross margins at approximately the same rate as 2002.

Operating income was $8.8 million, 10.1% of net sales in 2004, compared with $13.8 million, 16.9% of net sales, in 2003. The $5.0 million decline in operating income comes primarily from reduced gross margins. In addition, like Carlon, this business segment was charged with $864,000 for its share of a litigation settlement in 2004 (see Notes E and L). Lamson Home Products also incurred higher variable selling expenses, $0.4 million, and product development costs, $0.3 million, to support, the expansion of the chimes and lighting control product lines.

The business segment realized $13.8 million, or 16.9% of net sales, in operating income in 2003, an increase of $3.4 million, or 33.3% over the 2002 operating income of $10.3 million, or 14.9% of net sales. Operating expenses for this segment remained fairly steady with 2002 as higher variable selling and marketing expenses were offset by lower incentive compensation expense.

PVC Pipe

The PVC Pipe business segment experienced net sales growth of $11.9 million, or 11.4%, to $116.8 million in 2004 from $104.9 million in 2003. Rigid pipe sales volume was very strong in the fourth quarter of 2004 exceeding the fourth quarter 2003 by 16.7% and bringing total year volume of pounds sold in 2004 approximately even with 2003. Non-residential and telecom infrastructure construction spending began rebounding late in the year while residential construction activity was healthy throughout 2004. This business segment was able to raise pricing by around 12.2% in 2004, which helped to offset PVC resin cost increases. Finally, this segment experienced higher sales, $2.3 million, of the Vylon large diameter sewer pipe products to support several sewer infrastructure projects.

The year 2003 was a difficult one for the PVC Pipe business segment, as the commercial, industrial and telecom construction markets continued their downward trend. The majority of the Company's pipe pounds are sold into these markets while the strong residential construction market consumes smaller pipe sizes and thus, a lower percentage of volume. Total PVC resin pounds sold in 2003 was down approximately 1.0% from 2002 while pricing was up an average of 8.4% over the prior year. Overall, the PVC Pipe business segment increased net sales in 2003 to $104.9 million from $94.0 million, a rise of $10.9 million, or 11.6%. As part of the PVC Pipe business, Lamson Vylon Pipe, was able to produce additional net sales of $4.8 million in 2003 by introducing small diameter sizes of sewer pipe.

Gross margins in the PVC Pipe business segment improved in 2004 as net sales prices increased to offset much of the approximate 19.0% increase in resin costs. In addition, the segment experienced favorable product mix, with Vylon pipe and telecommunication duct becoming a higher percentage of sales. Finally, the segment has begun to realize some of the cost savings from capital investments made to increase productivity and reduce costs, such as the blend plant additions and automation projects completed in 2003.

Gross margins in 2003 eroded in this business segment as resin costs averaged 25.0% higher than in 2002, while only about a third of this cost increase was able to be recovered as a price increase from customers. On a positive note, the PVC Pipe extrusion facilities increased their capacity utilization by almost five basis points due to the reduction of PVC inventory in 2002.

Operating results for the PVC Pipe business were greatly improved in 2004. The operating loss was narrowed from a $5.1 million loss, 4.9% of net sales, in 2003 to $1.5 million loss, 1.3% of net sales, in 2004. This improvement comes primarily from better gross margins as operating expenses have increased this year as a result of higher variable selling expenses.

Operating expenses in 2003 for the PVC Pipe segment remained fairly constant with the prior year while the operating loss for 2003 totaled $5.1 million versus a $0.8 million loss in 2002 due to lower gross profit levels.

**Liquidity and Capital Resources**

The Company's primary source of liquidity and capital resources is cash generated from operating activities and availability under its Secured Credit Agreement.

Cash provided by operating activities in 2004 was $11.8 million compared with $9.7 million in 2003 and $26.5 million in 2002. Despite improved operating results in 2004, cash flow from operations was negatively impacted by a $10.2 million increase in accounts receivable primarily from exceptionally high fourth quarter net sales in 2004. Accounts receivable at the end of 2004 totaled $48.4 million compared with $38.2 million at the end of 2003. Days sales outstanding improved at 2004 year-end representing 51.1 days down from 52.5 days and 53.0 days at 2003 and 2002 year-end, respectively.

Inventories at the end of 2004 were higher by $6.7 million, at $36.9 million, up from the $30.1 million 2003 year-end balance. In both 2003 and 2002 inventory balances declined by $2.1 million and $9.9 million, respectively. Due to the higher sales levels in 2004, inventory turns continued to improve to 7.5 times from 7.4 times in 2003 and 6.5 times in 2002.

The pounds of PVC resin inventory at January 1, 2005 are approximately the same as the prior year; however, the cost per pound is 30.0% higher than such costs at January 3, 2004 which itself had risen by over 12.0% compared with the cost per pound at 2002 year-end. HDPE per pound resin costs in inventory at January 1, 2005 have also increased by over 35.0% since the beginning of the year. The Company is investing more in inventory this year to support the dramatic increase in telecom product sales and for the rollout of additional chimes and lighting control sales to several retail customers.

The inventory increase in 2004 was offset by higher accounts payable balances. Due to the timing of the 2002 year-end (December 28, 2002), a number of payments of certain vendor liabilities were made in 2003, primarily resin and lease payments, compared with 2002 or 2004.

The Company made cash contributions of $4.1 million to support pension and other post-retirement benefit plans in 2004 ($3.0 million in 2003), primarily either into pension plan trust funds or for retiree medical payments. In 2002, contributions totaled $8.6 million as the Company made a discretionary $6.0 million voluntary contribution to its defined benefit pension plans in order to more fully fund the plans after the significant decline in pension asset market values.

The Company's cash used in investing activities totaled $5.0 million, $9.4 million and $5.0 million in 2004, 2003 and 2002, respectively. Capital expenditures declined slightly this year to $6.4 million after investing $8.6 million in addition in 2003, of which $3.5 million was spent improving the supply chain by adding blend plants at two extrusion facilities. The current year's capital expenditures were spent on replacement and upgrading of molds and extrusion equipment, continued factory automation and tooling and molds for product line expansions. In 2004, the Company also received $1.6 million proceeds from the sale of fixed assets, primarily the Pasadena, Texas plant.

The Company's cash used in financing activities was $6.6 million, $1.4 million and $20.2 million in 2004, 2003 and 2002, respectively. In 2002, the Company was able to pay down $23.0 million on the Secured Credit Agreement as the Company refinanced its corporate headquarters and reduced the investment in accounts receivable and inventories with the decline in business volume. In the last two years, a total of $7.0 million was paid to reduce the outstanding debt on the Secured Credit Agreement, a slower pay-down rate from 2002, as the Company has increased the amount invested in working capital to support the growth in business. The Company continues to have adequate credit capacity with availability of $14.0 million at January 1, 2005, which is adequate to fund the seasonal needs of the business. At the end of 2004, the Company's leverage ratio of 2.9 did not meet the required covenant level of 2.75. The Company has received a waiver for this deficiency and an amendment to increase the leverage ratio to 3.1, which reflects current and future working capital requirements. The Company was in compliance with all other debt covenants at January 1, 2005 and is expected to maintain compliance throughout the remainder of the term of the agreement. Despite not meeting the covenant requirement, the Company did lower its leverage ratio, which will, in turn, be reflected as a 50 basis point decline in the Secured Credit Agreement interest rate during the first quarter 2005. As noted earlier, the Company's Secured Credit Agreement matures in August 2005. The Company does not expect any difficulty in refinancing this obligation in the first half of 2005, subject to the outcome of the strategic review. Cash from operating activities, along with the current and planned refinancing of credit facilities, will be adequate to fund future cash-flow requirements. Lastly, in 2004, due to rising stock prices, the Company received $0.6 million as 121,000 shares were issued from the exercise of stock options.

**Outlook for 2005**

In 2004, particularly during the second half of the year, the telecom spending on Fiber-to-the-Premise projects grew rapidly. Verizon announced that they were connecting a million homes with fiber optic cable in 2004 and at least 2 million homes in 2005. Meanwhile, SBC has also announced major anticipated investments in their Fiber-to-the-Premise project initiatives for the next several years. Carlon, as the largest supplier of HDPE conduit in North America for the major telecom customers (telephone and cable companies), is poised to benefit, as we did in 2004, from this build-out of the last mile of the telecom network. Despite increasing telecom sales by 25.0% in 2004, the Company still has about 40.0% of the capacity in its HDPE plants available to meet this forecasted growth in demand.

Residential construction remained unexpectedly strong in 2004 with housing starts reaching almost 2.0 million units added for the year, a 9.5% increase in construction value over 2003. Projections for 2005 are for a slight downturn in the number of units started to 1.8 million, which is still a solid level. Existing home sales, a key driver in sales activity in the Lamson Home Products business segment, climbed to nearly 7.0 million units sold in 2004, up 8.8% from the 2003 levels. It is anticipated that home sales will remain at healthy levels in 2005 as unemployment rates decline and interest rates increase modestly.

Commercial and industrial construction, as expected, improved only slightly in 2004. Some increase in net sales was realized by the Company through Carlon's key account program. We anticipate that commercial and industrial construction will begin to experience a recovery in 2005 as corporate profits and, therefore, investments rise and the unemployment rates drop. In addition, the broad growth in residential construction over the last few years should spur the need for additional commercial construction. Any increase in commercial or industrial construction will benefit the Carlon and PVC Pipe segments.

Due to increased global and domestic demand, along with tight supply of feedstocks and high oil and gas prices, PVC and HDPE resins ended 2004 on average 20.0% to 30.0% higher than the end of 2003. With a strong outlook for the general economy in 2005 and resin producer operating rates over 90.0% with no significant capacity net additions planned, the cost of resin is forecasted to be another 10.0% to 15.0% higher in 2005. All three business segments, including Lamson Home Products for the first time, have announced price increases going into 2005 in order to mitigate these continuing rising costs.

With the closure of the Pasadena, Texas plant in 2004, the Company anticipates realizing about $1.2 million to $1.5 million in cost improvements in 2005. Management continues to look for productivity improvements in order to reduce the Company's cost structure. Capital spending in 2005 is expected to be $7.0 to $9.0 million, focused primarily on equipment additions and upgrades, incremental tooling to support telecom growth and new products.

Cash flow from operating activities will continue to improve in 2005 from expected higher operating results and the leveling off of working capital requirements.

The Company's Secured Credit Agreement is scheduled to expire in August 2005. It is management's intent to replace the facility in the first half of 2005, subject to the conclusion of the review of strategic alternatives to enhance shareholder value, which may include the sale of part or all of the Company. This evaluation is expected to conclude by the end of the first quarter of 2005. The Company does not anticipate any further covenant violations through the term of the debt.

In summary, we estimate that net sales in 2005 will increase 8.0% to 11.0% to a range of $420.0 million to $430.0 million, reflecting the strengthening conditions in the telecom, commercial and industrial construction markets. Based on this projected net sales growth and higher operating capacity utilization, the Company anticipates that net income will rise to a range of $10.0 to $11.5 million, or $0.70 to $0.80 per diluted share in 2005, a 55.0% to 70.0% improvement over 2004 results. For the first quarter of 2005, the Company estimates that net sales should grow to a range of $94.0 million to $96.0 million, an increase of 13.0% to 16.0% over the first quarter of 2004. This improved level of net sales may result in net income of $1.1 million to $1.4 million, or $0.08 cents to $0.10 cents per diluted share in the first quarter of 2005.

**Critical Accounting Policies**

The Company is required to make estimates and judgments in the preparation of its financial statements. These estimates and judgments affect the asset and liability amounts reported, as well as revenues and expenses and other disclosures. The Company routinely reviews these estimates and the underlying assumptions to ensure they are appropriate for the circumstances. Changes in estimates or judgments by management could have a significant impact on the Company's financial results. The Company believes the following are the most significant accounting polices, which utilize estimates that are inherently uncertain and, therefore, based on management's judgment.

**Accounts Receivable Allowances**

The Company maintains allowances against accounts receivable for amounts that may come uncollectible in the future. The Company records reserves for bad debt based on a variety of factors including customer's operating results and financial condition, the length of time receivables are past due and historical collection experience. If the financial condition of the Company's customers were to deteriorate, the Company may be required to record additional bad debt allowances. The Company also has a significant volume of customer deductions, as is customary in the retail and electrical product markets.

These deductions primarily relate to pricing, freight and shipment quantity discrepancies. The Company strives to resolve these discrepancies on a timely basis to limit the accounts receivable collectibility issues. Estimates are made by management, based primarily on historical experience, as to the collectibility of deductions. Historically, except for the recovery of accounts receivables written off due to bankruptcies, there have not been material changes in estimates to the accounts receivable allowance.

**Inventory Valuation**

The Company routinely evaluates its inventories to ensure they are carried at lower cost or market value and to identify obsolete or excess inventory. A sudden decline in PVC or HDPE resin costs, coupled with a slowdown in sales volume, could result in the write-down of inventory valuations. In recent years, resin prices and end markets have improved resulting in no inventory valuation write-downs. In addition, with some of the supply chain improvements made in the last couple of years, the Company carries less than two months worth of resin in inventory, which helps to mitigate the risk of write-downs.

Reserves are provided for obsolete and excess inventory by comparing future expected inventory usage to actual quantities on hand. The total reserve at January 1, 2005 is $0.7 million and has remained fairly consistent from year to year. Much of the Company's products, when scrapped, can be re-ground and the material put back into the manufacturing process. There has not been a significant change in estimates relating to this inventory reserve in the last several years.

**Pension and Other Post-Retirement Benefit Plans**

The measurement of liabilities related to pension plans and other post-retirement benefits is impacted by management's assumptions related to discount rates, expected return on plan assets, rate of compensation increases and healthcare trend rates. Variations in the pension plan assumptions including changes in discount rates, actual pension plan asset performance and actual compensation rate increases will either increase or decrease the unamortized actuarial gains or losses, which affects future pension expense. The Company currently has a $36.7 million unrecognized actuarial loss for its defined benefit pension plans. This is primarily the result of lower discount rates, going from 7.5% in 2000 to 5.7% in 2004, which impacted the funded status by approximately $12.0 million in this time period. The current discount rate was selected by management based on an analysis of expected future interest rates that would be incurred to settle this liability. The remainder of the unrecognized loss is caused by net asset actuarial loss (actual return was less than the assumed rate of return) of about $24.0 million since 2000. The plans incurred actuarial loss of $35.5 million in 2001 and 2002 reflecting the reduction in stock market equity values. In 2003 and 2004, the Company has experienced $11.7 million of actuarial asset gains as the stock market has rebounded and exceeded management's expected rate of return. As of January 1, 2005, the expected rate of return on plan assets is 8.5%, down from 9.5% in 2000. This is the rate of return anticipated by management in the long-term, based on plan asset mix.

The salary rate of increase is estimated to be 4.0% and has over the past few years, been representative of actual results. Likewise, variations between actual and estimated healthcare trend rates will affect retiree medical expense in the future (See Note D to the Consolidated Financial Statements).

**Environmental and Legal Obligations**

Management also makes judgments and estimates in recording liabilities for environmental cleanup and litigation. Liabilities for environmental remediation are subject to change because of matters such as changes in laws, regulations and their interpretation; the determination of additional information on the extent and nature of site contamination; and improvements in technology. At January 1, 2005 the Company has $4.3 million accrued for environmental matters at a property sold by the Company in 1981. The liability is re-estimated periodically and includes the costs of certain remediation activities which are anticipated to take place over an extended period of time. Based on the current year updated study, the Company recognized a $0.2 million change in estimate, reducing this reserve. Historically, there have not been any material changes in estimates (see Note F to the Consolidated Financial Statements). Actual litigation costs can vary from estimates, based on the facts and circumstances and application of laws in individual cases. At January 1, 2005 the Company did not have any unsettled litigation that required accrual. During 2004, the Company settled a patent infringement case with the net effect of the settlement of $1.7 million reflected in the 2004 operating results (see Note E to the Consolidated Financial Statements).

**Deferred Tax Assets**

As of January 1, 2005, the Company had approximately $21.9 million of net deferred tax assets, including loss carryforwards that expire through 2022 and other temporary differences. Significant factors considered by management in the determination of the probability of the realization of deferred tax assets include historical operating results, estimates of future taxable income, and the extended period of time over which tax deductible goodwill is amortized and other post-retirement medical benefits will be paid. The Company would need to generate approximately $27.0 million in taxable income prior to the expiration of the net operating loss carryforward (2012 to 2022) in order to realize the benefits on its tax return. The Company has never had a net operating loss carryforward expire without being used. Current expectations of operating results are sufficient to sustain realization of these net assets. However, should taxable income estimates for the carryforward period be significantly reduced, the full realization of net deferred tax assets may not occur. At January 1, 2005 and January 3, 2004 the Company had a valuation allowance of $0.4 million against its deferred tax assets to reflect management's assessment that a portion of the Company's $1.3 million general business tax credits, which expire in 2005 and 2006, have a low probability of being realized.

**Goodwill Valuation**

As disclosed in the Company's consolidated financial statements, the Company has goodwill of $21.5 million, the majority of which relates to the telecom reporting unit in the Carlon business segment. An annual impairment test of goodwill is performed as of the first day of the fourth quarter, or more frequently as conditions warrant. The latest test as of October 3, 2004 resulted in no impairment. The process of evaluating goodwill for impairment involves the determination of the fair value of the telecom reporting unit. Inherent in such fair value determinations, which use both discontinued cash flow and market multiple methodologies, are certain judgments and estimates, including the interpretation of economic indicators and market valuations and assumptions about our strategic plans. To the extent that our strategic plans change, or that economic and market conditions worsen, it is possible that our conclusion regarding goodwill impairment could change and result in a material write-down of goodwill.

**Off-Balance Sheet Arrangements**

The Company does not have off-balance sheet arrangements, financings or other relationships with unconsolidated entities known as "special purpose entities" (SPEs). In the ordinary course of business, the Company leases certain real properties and equipment with unrelated third parties as disclosed in Note C to the Consolidated Financial Statements.

**Contractual Obligations**

The following table summarizes the Company's contractual obligations as of January 1, 2005:

| | Payment due by period | | | | |
|---|---|---|---|---|---|
| *(Dollars in thousands)* | **Total** | **2005** | **2006 to 2007** | **2008 to 2009** | **After** |
| Contractual Obligations: | | | | | |
| Long-Term Debt Obligations | $ 87,751 | $75,875 | $1,753 | $1,004 | $ 9,119 |
| Capital Lease Obligations | — | — | — | — | — |
| Operating Lease Obligations | 17,117 | 4,458 | 6,221 | 3,810 | 2,628 |
| Purchase Obligations | — | — | — | — | — |
| Other Long-Term Liabilities | — | 1,000 | — | — | — |
| Total | $104,868 | $81,333 | $7,974 | $4,814 | $11,747 |

**Forward-Looking Statements**

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those expected as a result of a variety of factors, such as: (i) the impact, outcome and effects of the Company's exploration of strategic alternatives, (ii) the volatility of resin pricing, (iii) the ability of the Company to pass through raw material cost increases to its customers, (iv) maintaining a stable level of housing starts, telecommunications infrastructure spending, consumer confidence and general construction trends, (v) the continued availability and reasonable terms of bank financing and (vi) any adverse change in the recovery trend of the country's general economic condition affecting the markets for the Company's products. Because forward-looking statements are based on a number of beliefs, estimates and assumptions by management that could ultimately prove to be inaccurate, there is no assurance that any forward-looking statement will prove to be accurate.

## Item 7(a). QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion about the Company's market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. The Company is exposed to market risk related to commodity prices for PVC and HDPE resins and changes in interest rates. The Company does not use derivative financial instruments for speculative or trading purposes.

Raw materials used in the manufacture of the Company's products include PVC and HDPE resins and compounds. The Company's financial results could be affected by the availability and changes in prices of these materials. The Company closely monitors its inventory levels and requirements for these materials and utilizes multiple suppliers where possible. The Company does not actively hedge or use derivative instruments in the management of its inventories.

The Company's Secured Credit Agreement obligation bears interest at a variable rate. In order to mitigate the risk associated with interest rate fluctuations, in the first quarter of 2001, the Company entered into two interest rate swap agreements. The notional amount is used to calculate the contractual cash flow to be exchanged and does not represent exposure to credit loss.

A summary of these instruments outstanding at January 1, 2005 follows:

*(Dollars in thousands)*

| Interest Rate Swaps | Hedge Type | Notional Amount | Interest Rates | | Variable Interest Rate Basis |
|---|---|---|---|---|---|
| | | | Received | Paid | |
| Variable to Fixed | Cash Flow | $48,500 | 1.98% | 5.48% | 3-month LIBOR |
| Variable to Fixed | Cash Flow | $10,000 | 1.91% | 5.41% | 3-month LIBOR |

These risks and others that are detailed in this Form 10-K must be considered by any investor or potential investor in the Company.

# THE LAMSON & SESSIONS CO. AND SUBSIDIARIES

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

### Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

**Financial Statements:**


Report of Independent Registered Public Accounting Firm .................................... 21
Consolidated Statements of Operations for Fiscal Years Ended 2004, 2003, 2002 ................. 22
Consolidated Statements of Cash Flows for Fiscal Years Ended 2004, 2003, 2002................. 23
Consolidated Balance Sheets at January 1, 2005 and January 3, 2004 ............................ 24
Consolidated Statements of Shareholders' Equity for Fiscal Years Ended 2004, 2003, 2002......... 26
Notes to Consolidated Financial Statements ................................................ 27


**Financial Statement Schedule:**


Schedule II – Valuation and Qualifying Accounts and Reserves ............................... 43

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Board of Directors and Shareholders**
**The Lamson & Sessions Co.**

We have audited the accompanying consolidated balance sheets of The Lamson & Sessions Co. and Subsidiaries as of January 1, 2005 and January 3, 2004, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended January 1, 2005. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Lamson & Sessions Co. and Subsidiaries at January 1, 2005 and January 3, 2004, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 1, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note B to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of January 1, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cleveland, Ohio
February 25, 2005

## THE LAMSON & SESSIONS CO. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF OPERATIONS

| *(Dollars in thousands, except per share data)* | Fiscal Years 2004 | 2003 | 2002 |
|---|---|---|---|
| **NET SALES** | $387,139 | $340,487 | $312,429 |
| Cost of products sold | 323,455 | 286,300 | 252,499 |
| **GROSS PROFIT** | 63,684 | 54,187 | 59,930 |
| Selling and marketing expenses | 26,527 | 23,787 | 24,963 |
| General and administrative expenses | 15,349 | 13,831 | 14,274 |
| Research and development | 2,198 | 1,911 | 2,184 |
| **TOTAL OPERATING EXPENSES** | 44,074 | 39,529 | 41,421 |
| Litigation settlement | 1,728 | — | — |
| Other, net | 213 | — | — |
| **OPERATING INCOME** | 17,669 | 14,658 | 18,509 |
| Interest expense, net | 7,925 | 8,527 | 9,583 |
| **INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE** | 9,744 | 6,131 | 8,926 |
| Income tax provision | 3,596 | 2,391 | 3,900 |
| **INCOME FROM CONTINUING OPERATIONS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE** | 6,148 | 3,740 | 5,026 |
| Income (loss) from discontinued operations, net of income tax of $256 in 2004 and benefit of $1,750 in 2003 (Note G) | 401 | (2,738) | — |
| Income before cumulative effect of change in accounting principle | 6,549 | 1,002 | 5,026 |
| Cumulative effect of change in accounting principle, net of income tax benefit of $13,750 | — | — | (46,250) |
| **NET INCOME (LOSS)** | $ 6,549 | $ 1,002 | $(41,224) |
| **BASIC EARNINGS (LOSS) PER COMMON SHARE:** | | | |
| Earnings from continuing operations before cumulative effect of change in accounting principle | $ 0.45 | $ 0.27 | $ 0.36 |
| Income (loss) from discontinued operations, net of tax | 0.03 | (0.20) | — |
| Cumulative effect of change in accounting principle, net of tax | — | — | (3.36) |
| **NET EARNINGS (LOSS)** | $ 0.47* | $ 0.07 | $ (2.99)* |
| **DILUTED EARNINGS (LOSS) PER COMMON SHARE:** | | | |
| Earnings from continuing operations before cumulative effect of change in accounting principle | $ 0.43 | $ 0.27 | $ 0.36 |
| Income (loss) from discontinued operations, net of tax | 0.03 | (0.20) | — |
| Cumulative effect of change in accounting principle, net of tax | — | — | (3.36) |
| **NET EARNINGS (LOSS)** | $ 0.46 | $ 0.07 | $ (2.99)* |

* Earnings per share do not sum to total, due to rounding.

See notes to consolidated financial statements.

## THE LAMSON & SESSIONS CO. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| *(Dollars in thousands)* | Fiscal Years 2004 | 2003 | 2002 |
|---|---|---|---|
| **OPERATING ACTIVITIES** | | | |
| Net income (loss) | $ 6,549 | $ 1,002 | $(41,224) |
| Adjustments to reconcile net income (loss) to cash provided by operating activities: | | | |
| Loss from discontinued operations | — | 2,738 | — |
| Cumulative effect of change in accounting principle | — | — | 46,250 |
| Depreciation | 9,140 | 9,195 | 10,074 |
| Amortization | 1,599 | 1,599 | 1,599 |
| Net gain on sale of fixed assets | (933) | — | — |
| Deferred income taxes | 3,913 | 2,280 | 4,645 |
| Net change in working capital accounts: | | | |
| Accounts receivable | (10,195) | (1,510) | 2,518 |
| Inventories | (6,717) | 2,087 | 9,853 |
| Prepaid expenses and other | 313 | (689) | 610 |
| Accounts payable | 7,285 | (4,281) | (766) |
| Accrued expenses and other current liabilities | 926 | (2,041) | 2,441 |
| Pension plan contributions | (1,866) | (1,126) | (6,477) |
| Other long-term items | 1,821 | 457 | (3,003) |
| **CASH PROVIDED BY OPERATING ACTIVITIES** | 11,835 | 9,711 | 26,520 |
| **INVESTING ACTIVITIES** | | | |
| Net additions to property, plant and equipment | (6,370) | (8,562) | (3,952) |
| Proceeds from sale of fixed assets | 1,595 | — | — |
| Acquisitions and related items | (250) | (813) | (1,000) |
| **CASH USED IN INVESTING ACTIVITIES** | (5,025) | (9,375) | (4,952) |
| **FINANCING ACTIVITIES** | | | |
| Net payments under secured credit agreement | (6,400) | (600) | (23,000) |
| Proceeds from refinancing | — | — | 4,250 |
| Payments on other long-term borrowings | (599) | (772) | (1,487) |
| Purchase and retirement of treasury stock | (205) | — | — |
| Exercise of stock options | 609 | 8 | — |
| **CASH USED IN FINANCING ACTIVITIES** | (6,595) | (1,364) | (20,237) |
| **INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | 215 | (1,028) | 1,331 |
| Cash and cash equivalents at beginning of year | 468 | 1,496 | 165 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | $ 683 | $ 468 | $ 1,496 |

See notes to consolidated financial statements.

## THE LAMSON & SESSIONS CO. AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS

| January 1, 2005 and January 3, 2004<br>*(Dollars in thousands)* | 2004 | 2003 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ 683 | $ 468 |
| Accounts receivable, net of allowances of $1,522 and $1,532, respectively | 48,391 | 38,196 |
| Inventories, net | | |
| Raw materials | 3,504 | 2,560 |
| Work-in-process | 5,160 | 3,266 |
| Finished goods | 28,196 | 24,317 |
| | 36,860 | 30,143 |
| Deferred tax assets | 9,683 | 7,996 |
| Prepaid expenses and other | 5,128 | 4,574 |
| **TOTAL CURRENT ASSETS** | 100,745 | 81,377 |
| **PROPERTY, PLANT AND EQUIPMENT** | | |
| Land | 3,320 | 3,537 |
| Buildings | 25,130 | 25,776 |
| Machinery and equipment | 119,622 | 121,887 |
| | 148,072 | 151,200 |
| Less allowances for depreciation and amortization | 100,111 | 99,874 |
| **Total Net Property, Plant and Equipment** | 47,961 | 51,326 |
| **GOODWILL** | 21,480 | 21,519 |
| **PENSION ASSETS** | 30,513 | 30,016 |
| **DEFERRED TAX ASSETS** | 12,255 | 17,612 |
| **OTHER ASSETS** | 5,548 | 6,463 |
| **TOTAL ASSETS** | $218,502 | $208,313 |

See notes to consolidated financial statements.

## THE LAMSON & SESSIONS CO. AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS

| January 1, 2005 and January 3, 2004<br>*(Dollars in thousands, except per share data)* | 2004 | 2003 |
|---|---|---|
| LIABILITIES AND SHAREHOLDERS' EQUITY | | |
| CURRENT LIABILITIES | | |
| Accounts payable | $ 24,213 | $ 16,928 |
| Accrued compensation and benefits | 12,595 | 10,633 |
| Customer volume & promotional accrued expenses | 6,648 | 6,024 |
| Other accrued expenses | 8,509 | 8,273 |
| Taxes | 3,272 | 3,408 |
| Secured Credit Agreement – current | 75,000 | 11,000 |
| Current maturities of long-term debt | 875 | 760 |
| **TOTAL CURRENT LIABILITIES** | 131,112 | 57,026 |
| LONG-TERM DEBT | 11,876 | 82,990 |
| **POST-RETIREMENT BENEFITS AND OTHER LONG-TERM LIABILITIES** | 30,138 | 29,782 |
| **SHAREHOLDERS' EQUITY** | | |
| Common shares, without par value, stated value of $0.10 per share, authorized 20,000,000 shares; outstanding, 13,886,963 shares in 2004 and 13,787,145 shares in 2003 | 1,389 | 1,379 |
| Other capital | 76,130 | 75,534 |
| Retained earnings (deficit) | (27,280) | (33,829) |
| Accumulated other comprehensive income (loss) | (4,863) | (4,569) |
| **Total Shareholders' Equity** | 45,376 | 38,515 |
| **TOTAL LIABILITIES & SHAREHOLDERS' EQUITY** | $218,502 | $208,313 |

See notes to consolidated financial statements.

## THE LAMSON & SESSIONS CO. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

| *(Dollars in thousands)* | | | | Accumulative Other Comprehensive Income (Loss) | | | |
|---|---|---|---|---|---|---|---|
| | Common Shares | Other Capital | Retained Earnings (Deficit) | Interest Rate Swaps | Foreign Currency Translation | Minimum Pension Liability | Total Shareholders' Equity |
| **Balance at December 29, 2001** | $ 1,378 | $ 75,499 | $ 6,393 | $(1,034) | $ (591) | $ (421) | $ 81,224 |
| Net loss | — | — | (41,224) | — | — | — | (41,224) |
| Other comprehensive income (loss): | | | | | | | |
| Foreign currency translation | — | — | — | — | (23) | — | (23) |
| Minimum pension liability net of $2,100 tax | — | — | — | — | — | (3,285) | (3,285) |
| Interest rate swaps | — | — | — | (516) | — | — | (516) |
| Total comprehensive income (loss) | | | | | | | (45,048) |
| **Balance at December 28, 2002** | $ 1,378 | $ 75,499 | $(34,831) | $(1,550) | $ (614) | $ (3,706) | $ 36,176 |
| Net income | — | — | 1,002 | — | — | — | 1,002 |
| Other comprehensive income: | | | | | | | |
| Foreign currency translation | — | — | — | — | 173 | — | 173 |
| Minimum pension liability, net of $266 tax | — | — | — | — | — | 417 | 417 |
| Interest rate swaps, net of $454 tax | — | — | — | 711 | — | — | 711 |
| Total comprehensive income | | | | | | | 2,303 |
| Issuance of 9,537 shares under employee benefit plans | 1 | 35 | — | — | — | — | 36 |
| **Balance at January 3, 2004** | $ 1,379 | $ 75,534 | $(33,829) | $ (839) | $ (441) | $ (3,289) | $ 38,515 |
| Net income | — | — | 6,549 | — | — | — | 6,549 |
| Other comprehensive income (loss): | | | | | | | |
| Foreign currency translation | — | — | — | — | 70 | — | 70 |
| Minimum pension liability, net of $661 tax | — | — | — | — | — | (1,034) | (1,034) |
| Interest rate swaps, net of $429 tax | — | — | — | 670 | — | — | 670 |
| Total comprehensive income | | | | | | | 6,255 |
| Issuance of 125,897 shares under employee benefit plans | 12 | 799 | | | | | 811 |
| Purchase and retirement of 26,079 shares of treasury stock | (2) | (203) | — | — | — | — | (205) |
| **Balance at January 1, 2005** | $ 1,389 | $ 76,130 | $(27,280) | $ (169) | $ (371) | $ (4,323) | $ 45,376 |

See notes to consolidated financial statements.

Three fiscal years ended January 1, 2005

## NOTE A - ACCOUNTING POLICIES

Fiscal Year: The Company's fiscal year end is the Saturday closest to December 31.

Principles of Consolidation and Presentation: The consolidated financial statements include the accounts of the Company and all domestic and foreign subsidiaries after elimination of intercompany items. Certain 2003 and 2002 items have been reclassified to conform with the 2004 financial statement presentation.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all investments with an original maturity of three months or less on their acquisition date to be cash equivalents.

Inventories: Inventories are valued at the lower of first-in, first-out (FIFO) cost or market. The Company provides a reserve for obsolete or excess inventory (less than 2.0% of gross inventory) based on historical and estimated future usage.

Financial Instruments: The Company's carrying value of its financial instruments approximates fair value. The Company recognizes all derivative financial instruments as either assets or liabilities at fair value. Derivative instruments that are not hedges must be adjusted to fair value through net income. Changes in the fair value of derivative instruments that are classified as cash flow hedges are recognized in other comprehensive income until such time as the hedged items are recognized in net income.

Property and Depreciation: Property, plant and equipment are recorded at cost. For financial reporting purposes, depreciation and amortization are computed principally by the straight-line method over the estimated useful lives of the assets. Buildings are depreciated over periods up to 31.5 years. Machinery and equipment is depreciated over periods ranging from 3 years to 15 years. Accelerated methods of depreciation are used for federal income tax purposes. Repair and maintenance costs are expensed as incurred and amounted to $7.8 million, $7.9 million and $8.0 million in 2004, 2003 and 2002, respectively.

Impairment of Long-Lived Assets: During 2002, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets."* Accordingly, the Company evaluates the recoverability of long-lived assets and the related estimated remaining lives at each balance sheet date. The Company would record an impairment charge or change in useful life whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, using undiscounted cash flows, or the useful life has changed. Any impairment would be recognized based on its then fair value. No impairments were incurred in 2002 through 2004. During 2003, the Company adopted SFAS No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities."* The Statement is effective for disposal activities initiated after December 31, 2002. The adoption of this Standard did not have a material effect on the Company's results of operations, financial condition or liquidity.

Goodwill: Goodwill represents the cost in excess of fair value of net assets acquired in business combinations accounted for by the purchase method. Goodwill is no longer amortized, but instead is tested for impairment at least annually (see Note B).

Stock Compensation Plans: At January 1, 2005, the Company has three stock-based employee (and non-employee directors) compensation plans, which are described more fully in Note I. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market

## NOTE A - ACCOUNTING POLICIES - Continued

value of the underlying common stock on the date of grant. In accordance with SFAS No. 148, *"Accounting for Stock-Based Compensation - Transition and Disclosure,"* the following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS Statement No. 123, *"Accounting for Stock-Based Compensation,"* to stock-based employee compensation.

| *(Dollars in thousands, except per share data)* | | Fiscal Years 2004 | 2003 | 2002 |
|---|---|---|---|---|
| Net income (loss) | As reported | $6,549 | $1,002 | $(41,224) |
| Total stock-based employee compensation, net of tax | | (504) | (646) | (761) |
| Net income (loss) | Pro forma | $6,045 | $ 356 | $(41,985) |
| Basic earnings (loss) per share | As reported | $ 0.47 | $ 0.07 | $ (2.99) |
| | Pro forma | 0.44 | 0.03 | (3.05) |
| Diluted earnings (loss) per share | As reported | $ 0.46 | $ 0.07 | $ (2.99) |
| | Pro forma | 0.43 | 0.03 | (3.05) |

For pro forma calculations, the fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Expected volatility | 57.2% | 58.6% | 56.8% |
| Risk-free interest rates | 3.79% | 2.98% | 4.56% |
| Average expected life | 5 years | 5 years | 5 years |

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, *"Accounting for Stock-Based Compensation,"* Statement 123(R) supersedes APB Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and amends FASB Statement No. 95, *"Statement of Cash Flows."* Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) *requires* all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123(R) must be adopted no later than July 3, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company will adopt Statement 123(R) on July 3, 2005 and is still in the process of determining the impact on operating results.

The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions was not material.

Revenue Recognition: Revenues are derived from sales to unaffiliated customers and are recognized when products are shipped and title has transferred. Cash discounts, volume and price rebates, allowances and promotional costs are estimated based on contractual commitments and experience and are recorded as a reduction in net sales in the period in which the sale is recognized. In 2003, the Company began paying certain

NOTE A - ACCOUNTING POLICIES - Continued

retail customers service commissions directly replacing third party agencies. These commission allowances of $2.5 million in 2004 and $1.0 million in 2003 have been recorded as reductions in net sales in accordance with Emerging Issues Task Force (EITF) 01-9. Previous reporting periods reflect this reclassification from selling and marketing expenses. Management analyzes historical write-offs, current economic trends and specific customer circumstances when evaluating the adequacy of accounts receivable related reserves and accruals.

Shipping and Handling Costs: All shipping and handling costs are included in the cost of products sold in the Consolidated Statements of Operations.

Advertising: The majority of the Company's advertising activities are funded by co-operative advertising allowances provided to customers which are accounted for in compliance with EITF 01-9 as a reduction of net sales, and totaled $2.8 million, $2.4 million and $2.0 million in 2004, 2003 and 2002, respectively. Previous reporting periods reflect a reclassification for these allowances lowering both net sales and selling and marketing expenses. The remaining advertising costs of $0.7 million in 2004 and $0.8 million in 2003 and 2002, are expensed as incurred.

Research and Development Costs: Research and Development (R&D) costs consist of Company-sponsored activities to develop new value-added products. R&D costs are expensed as incurred and expenditures were $2.2 million, $1.9 million and $2.2 million in 2004, 2003 and 2002, respectively.

Income Taxes: The Company accounts for income taxes using the provisions of SFAS No. 109, *"Accounting for Income Taxes."*

NOTE B - GOODWILL AND INTANGIBLE ASSETS

The Company adopted SFAS No. 142, *"Goodwill and Other Intangible Assets,"* on December 30, 2001 (beginning of fiscal 2002). Goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to impairment tests at least annually. Other intangible assets continue to be amortized over their useful lives.

Pursuant to the adoption of this Standard, Lamson completed a transitional impairment review for goodwill during the second quarter of 2002 for each of its reporting units. It was determined that the carrying value of the telecom reporting unit (component of the Carlon business segment) exceeded its estimated fair value as determined by utilizing various valuation techniques. Given the indication of a potential impairment, primarily caused by the significant decline in demand for telecom products, which drove pricing and margins down and resulted in low capacity utilization, the Company completed the assessment of the implied fair value of the goodwill for the telecom reporting unit, which resulted in an impairment loss of $60.0 million ($46.3 million after tax). The fair value was determined using discounted cash flow and market multiple approaches. This transitional impairment loss was recognized as a cumulative effect of a change in accounting principle as of the beginning of fiscal 2002. The transitional impairment loss is a one-time, non-cash charge. No reclassifications were required between intangible assets and goodwill pursuant to the adoption of this Standard. Subsequent annual impairment tests have resulted in no additional impairment being recorded. Of the $21.5 million of goodwill remaining on the balance sheet at January 1, 2005, approximately $20.0 million relates to the telecom reporting unit in the Carlon business segment and the remainder is included in the Lamson Home Products business segment.

## NOTE B – GOODWILL AND INTANGIBLE ASSETS – Continued

The Company's other intangible assets and related accumulated amortization is as follows:

| *(Dollars in thousands)* | Non-Compete Agreements | Patents | Total |
|---|---|---|---|
| **January 1, 2005** | | | |
| Gross | $ 6,500 | $ 2,358 | $ 8,858 |
| Accumulated amortization | (5,552) | (1,686) | (7,238) |
| Net value | $ 948 | $ 672 | $ 1,620 |
| **January 3, 2004** | | | |
| Gross | $ 6,500 | $ 2,150 | $ 8,650 |
| Accumulated amortization | (4,252) | (1,386) | (5,638) |
| Net value | $ 2,248 | $ 764 | $ 3,012 |

All non-compete agreements are included in the Carlon business segment and the majority of patents are included in the Lamson Home Products business segment. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the three succeeding years will be $1.3 million, $0.2 million and $0.01 million for 2005 through 2007, respectively. The change in goodwill in 2004 is due to the timing of realization of certain tax deductible goodwill.

## NOTE C – LONG-TERM DEBT AND COMMITMENTS

Long-term debt consists of the following:

| *(Dollars in thousands)* | Fiscal Years 2004 | 2003 |
|---|---|---|
| Secured Credit Agreement: | | |
| Term | $ 1,705 | $14,300 |
| Revolver | 73,295 | 67,100 |
| | 75,000 | 81,400 |
| Industrial Revenue Bonds | 8,685 | 9,195 |
| Mortgage | 4,066 | 4,155 |
| | 87,751 | 94,750 |
| Less amounts classified as current | 75,875 | 11,760 |
| | $11,876 | $82,990 |

In August 2000, the Company completed the refinancing of its previous Secured Credit Agreement by entering into a new five-year, $125 million revolving credit agreement with a consortium of banks led by Harris Trust of Chicago. In December 2000, in conjunction with the acquisition of Ameriduct, the agreement was amended and increased to a $194 million facility, consisting of $48.5 million in term debt and $145.5 million in a revolver. As of March 27, 2002 the agreement was amended reducing the credit commitments of the lenders to an aggregate $150 million of which $110 million represents a revolving credit facility with the remainder representing term debt. In addition, this amendment provided for a 1.0% term loan fee and an increase of 1.0% in the term loan interest rate if the term loan was not paid in full by September 30, 2002. Since the term loan was not paid in full by September 2002, the increase in interest rate and additional fee were realized. The term portion of this agreement requires a final principal payment of $1.7 million on

## NOTE C - LONG-TERM DEBT AND COMMITMENTS - Continued

March 31, 2005. This agreement is secured by substantially all of the Company's assets. Interest on the revolver portion of the facility is at LIBOR plus 1.5% to 4.0% and LIBOR plus 2.5% to 5.0% for the term portion. The specific rate is determined based on the ratio of indebtedness to adjusted earnings before interest, taxes, depreciation and amortization (leverage ratio) and is calculated quarterly. The average interest rate at January 1, 2005 is 5.95%. In addition to amounts borrowed, letters of credit related to Industrial Revenue Bond financings and other contractual obligations total approximately $14.4 million under the agreement. Total availability at January 1, 2005, under the Secured Credit Agreement, approximates $14.0 million. The Company's credit agreement contains various restrictive covenants pertaining to maintenance of net worth, certain financial ratios and prohibits stock repurchases and dividend payments. At the end of 2004 the Company's leverage ratio of 2.9 did not meet the required covenant level of 2.75. In February 2005, the Company received a waiver and amendment for this deficiency and an increase in the future leverage covenant to 3.1 which reflects current and future working capital requirements. The Company was in compliance with all other debt covenants at January 1, 2005 and is expected to maintain compliance throughout the remainder of the term of the credit agreement. The Company did lower its leverage ratio at the 2004 year-end, which will, in turn, be reflected as a 50 basis point decline in the Secured Credit Agreement interest rate during the first quarter 2005.

The Company's Industrial Revenue Bond financings include several issues due in annual installments from 2005 through 2023 with interest at variable rates. The weighted average rate for these bonds at January 1, 2005 was 2.01%. When consideration is given to the cost of related letters of credit, the effective weighted-average interest rate is 5.51% at January 1, 2005.

The mortgage on the Company's headquarters is payable in equal monthly installments of $26,000 through 2012 with interest at prime rate plus 0.25% (5.50% at January 1, 2005).

The aggregate minimum combined maturities of long-term debt for the year 2006 through 2009 are approximately $786,000, $967,000, $497,000 and $507,000, respectively, with $9,119,000 due thereafter.

During the first quarter of 2001, the Company entered into two interest rate swap agreements for a total notional amount of $58.5 million, $18.5 million of which is outstanding at January 1, 2005, which effectively fixes interest rates on its variable rate debt at 5.41% and 5.48%, plus the Company's risk premium of 1.5% to 4.0%, respectively. These transactions are considered cash flow hedges and, therefore, the fair market value at the end of 2004 of a $169,000 (net of $107,000 in tax) loss has been recognized in other comprehensive income (loss). There is no ineffectiveness on the cash flow hedges, therefore, all changes in the fair value of these derivatives are recorded in equity and not included in the current period's income statement. Approximately $276,000 loss on the fair value of the hedges is classified in current other accrued expenses.

Interest paid was $6,468,000, $8,609,000 and $8,752,000 in 2004, 2003 and 2002, respectively.

Rental expense was $5,848,000, $5,620,000 and $5,777,000 in 2004, 2003 and 2002, respectively. Aggregate future minimum payments related to non-cancelable operating leases with initial or remaining terms of one year or more for the years 2005 through 2009 are approximately $4,458,000, $3,421,000, $2,800,000, $2,480,000 and $1,330,000, respectively, with $2,628,000 due thereafter.

## NOTE D - PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

The Company sponsors several qualified and non-qualified pension plans and other post-retirement benefit plans for its current and former employees and non-employee directors. As of January 1, 2003 the Company eliminated the salary defined benefit plan for future employees. This action makes all pension and other post-retirement benefit plans closed to new entrants and will reduce future service costs. As of April 2004 the

## NOTE D - PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS - Continued

Company assumed certain post-retirement medical and life insurance benefits of YSD Industries, Inc. ("YSDI"), a business which the Company sold in 1988 (see Note G).

The following table provides a reconciliation of the changes in the benefit obligations and fair value of plan assets over each of the two years in the period ended January 1, 2005 and January 3, 2004, respectively, and a statement of the funded status at both years' end:

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| *(Dollars in thousands)* | 2004 | 2003 | 2004 | 2003 |
| **Change in Benefit Obligation** | | | | |
| Obligation at beginning of year | $81,242 | $77,504 | $18,800 | $13,488 |
| Service cost | 1,192 | 1,069 | 7 | 9 |
| Interest cost | 4,874 | 5,044 | 917 | 1,168 |
| Plan participants' contribution | — | — | 613 | 129 |
| Plan amendment | — | — | (3,174) | 1,487 |
| Actuarial loss (gain) | 7,451 | 4,243 | (1,604) | 4,511 |
| Assumption of YSDI benefits (see Note G) | — | — | 3,521 | — |
| Benefits paid | (6,449) | (6,618) | (2,876) | (1,992) |
| Obligation at end of year | $88,310 | $81,242 | $16,204 | $18,800 |

The actuarial losses reflected for pension benefits in 2004 and 2003 related primarily to lower discount rates in each year. Other benefits were reduced in 2004 by $3.2 million for plan amendments that capped the Company's payments for all current and future salaried retiree medical reimbursements.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In accordance with FASB Staff Position No. 106-2, *"Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,"* the effects of the subsidy resulted in a $0.6 million reduction of the accumulated post-retirement benefit obligation and is reflected as an actuarial gain in 2004 in the table above, while other benefit costs were reduced by $0.1 million in 2004.

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| *(Dollars in thousands)* | 2004 | 2003 | 2004 | 2003 |
| **Change in Plan Assets** | | | | |
| Fair value of plan assets at beginning of year | $72,362 | $62,877 | $ — | $ — |
| Actual return on plan assets | 8,011 | 14,977 | — | — |
| Employer contributions | 1,866 | 1,126 | 2,263 | 1,863 |
| Plan participants' contributions | — | — | 613 | 129 |
| Benefits paid | (6,449) | (6,618) | (2,876) | (1,992) |
| Fair value of plan assets at end of year | $75,790 | $72,362 | $ — | $ — |

Plan assets include 860,856 shares of the Company's common stock with a fair market value at January 1, 2005 of $7.8 million and $5.0 million at January 3, 2004.

## NOTE D - PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS - Continued

The pension plan weighted-average asset allocation at year ended 2004 and 2003 and target allocation for 2005 are as follows:

| Asset Category | Target 2005 | Plan Assets 2004 | Plan Assets 2003 |
|---|---|---|---|
| Equity securities | 70.0% | 72.3% | 75.0% |
| Debt securities | 29.0% | 26.8% | 22.2% |
| Other | 1.0% | 0.9% | 2.8% |
| | 100.0% | 100.0% | 100.0% |

The Company's defined benefit plan assets are managed by institutional investment managers who have been selected based upon their respective investment discipline and historical performance. The asset allocation has a strong bias towards equities because of their higher investment return potential compared with fixed income alternatives. The participants in the defined benefit plans total approximately 3,500 at the beginning of 2004 of which approximately 46.0% are retired and receiving benefit payments. In order to maintain an appropriate funding level, the Company believes that it is necessary and prudent to accept the higher risk associated with equities in order to achieve higher return levels over the long-term.

The Company expects to contribute $1.7 to $2.0 million to its defined benefit pension plans in 2005.

The expected benefit payments for the Company's benefits plans are as follows:

| *(Dollars in thousands)* | Pension Plans | Other Benefits |
|---|---|---|
| 2005 | $ 6,476 | $2,155 |
| 2006 | 6,345 | 1,997 |
| 2007 | 6,190 | 1,941 |
| 2008 | 6,095 | 1,875 |
| 2009 | 6,056 | 1,791 |
| 2010 through 2014 | 30,697 | 5,747 |

The other benefit payments are net of approximately $100,000 in anticipated Medicare Part-D subsidies per year beginning in 2006.

| *(Dollars in thousands)* | Pension Benefits 2004 | Pension Benefits 2003 | Other Benefits 2004 | Other Benefits 2003 |
|---|---|---|---|---|
| **Funded Status** | | | | |
| Fund status at end of year | $(12,520) | $(8,880) | $(16,204) | $(18,800) |
| Unrecognized actuarial loss | 36,739 | 32,958 | 3,257 | 4,993 |
| Unrecognized transition (asset) | (900) | (988) | — | — |
| Unrecognized prior service cost (gain) | 330 | 369 | (3,237) | (491) |
| Net amount recognized at end of year | $ 23,649 | $23,459 | $(16,184) | $(14,298) |

The pension benefits table above provides information relating to the funded status of all defined benefit pension plans on an aggregated basis. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets

## NOTE D - PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS - Continued

were $38.8 million, $33.8 million and $19.7 million, respectively, as of January 1, 2005 and $31.9 million, $28.9 million and $16.9 million, respectively, as of January 3, 2004.

The following table provides the amounts recognized in the consolidated balance sheets for both years:

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| *(Dollars in thousands)* | **2004** | **2003** | **2004** | **2003** |
| Prepaid benefit cost | $ 30,513 | $ 30,016 | $ — | $ — |
| Accrued benefit liability | (14,111) | (12,121) | (16,184) | (14,298) |
| Intangible asset | 160 | 172 | — | — |
| Accumulated other comprehensive income, before tax | 7,087 | 5,392 | — | — |
| | $ 23,649 | $ 23,459 | $(16,184) | $(14,298) |

The assumptions used in the calculation of amounts recognized for the Company's benefit plans at January 1, 2005 and January 3, 2004 were:

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | **2004** | **2003** | **2004** | **2003** |
| Discount rate | 5.70% | 6.25% | 5.40% | 6.25% |
| Expected return on plan assets | 8.5% | 9.0% | — | — |
| Rate of salary increase | 4.0% | 4.0% | — | — |

The return on pension plan assets for 2005 will remain at 8.5%. The expected long-term rate of return on assets is determined by considering historical rates of return, the weighting of plan assets by investment group, targeted weighting of assets and the current return trends.

For measurement purposes, a 10.0% average healthcare cost trend rate was used for 2005 (11.0% in 2004). The rate is assumed to decline gradually each year to an ultimate rate of 5.0% in 2010 and thereafter. A 1.0% change in assumed healthcare cost trend rates would have the following effects:

| *(Dollars in thousands)* | **1% Increase** | **1% Decrease** |
|---|---|---|
| Net periodic benefit cost | $ 46 | $ (41) |
| Accumulated post-retirement benefit obligation | $881 | $(625) |

The components of net periodic benefit cost are as follows:

| | Pension Benefits | | | Other Benefits | | |
|---|---|---|---|---|---|---|
| *(Dollars in thousands)* | **2004** | **2003** | **2002** | **2004** | **2003** | **2002** |
| Service cost | $ 1,192 | $ 1,069 | $ 1,104 | $ 7 | $ 9 | $ 15 |
| Interest cost | 4,874 | 5,044 | 5,219 | 917 | 1,168 | 851 |
| Expected return on assets | (5,945) | (5,402) | (6,593) | — | — | — |
| Net amortization and deferral | 1,555 | 2,412 | 971 | (297) | 186 | (387) |
| Defined contribution plans | 1,080 | 938 | 987 | — | — | — |
| | $ 2,756 | $ 4,061 | $ 1,688 | $ 627 | $1,363 | $ 479 |

## NOTE D - PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS - Continued

In addition to the defined benefit plans described above, the Company also sponsors a defined contribution plan, which covers substantially all full-time associates. The Company's matching contribution is a minimum of 50.0% of voluntary employee contributions of up to 6.0% of wages.

## NOTE E - LITIGATION

On September 23, 1999, the Company announced that a United States District Court jury in the Northern District of Illinois found that the Company willfully infringed on a patent held by Intermatic Incorporated ("Intermatic") of Spring Grove, Illinois, relating to the design of an in-use weatherproof electrical outlet cover, and awarded Intermatic $12.5 million in damages plus pre-judgment interest of approximately $1.5 million. The Company pursued a vigorous appeal and on December 17, 2001 the United States Court of Appeals ruled that, as a matter of law, Lamson & Sessions' products did not infringe Intermatic's patent and that the Company has no liability to Intermatic. The trial jury's earlier verdict in favor of Intermatic in the amount of $12.5 million, plus pre-judgment and post-judgment interest estimated to be in excess of $3.0 million, was reversed. Intermatic filed for a rehearing of the ruling to the Court of Appeals en banc, which was denied. Intermatic then filed a petition for certiorari with the United States Supreme Court. The United States Supreme Court reversed the decision of the Court of Appeals and remanded the case back to it. In March 2003, the Court of Appeals remanded this litigation back to the United States District Court for reconsideration. On September 17, 2004, the Company announced the settlement of this litigation which was arrived at through a mediation process. The net effect of that settlement ($1.7 million) has been reflected in the 2004 operating results. A final cash payment of $1.0 million is due in 2005.

The Company is also a party to various other claims and matters of litigation incidental to the normal course of its business. Management believes that the final resolution of these matters will not have a material adverse effect on the Company's financial position, cash flows or results of operations.

## NOTE F - ENVIRONMENTAL

The Company believes that its current operations and its use of property, plant and equipment conform in all material respects to applicable environmental laws and regulations presently in effect. The Company has facilities at numerous geographic locations, which are subject to a range of federal, state and local environmental laws and regulations. Compliance with these laws has, and will, require expenditures on a continuing basis.

During 1999, the Company reached a settlement on litigation involving environmental matters at a property sold by the Company in 1981 whereby the Company agreed to incur costs of certain remediation activities, which will occur over the next seven years. Management's current estimates (undiscounted) of the costs, $4.3 million, are accrued primarily in other long-term liabilities. This estimate is based on an updated study performed in 2004 and resulted in a change in estimate of a $200 thousand reduction in the liability in the current year. Environmental remediation estimates are subject to change because of changes in laws, regulations and their interpretations; additional information on the extent and nature of site contamination; and improvements in technology. Management anticipates about $0.7 million will be spent in 2005 for containment projects. The majority of the remaining costs, $2.5 million, is expected to be spent to demolish the current building and remove and replace portions of the soil as scheduled in 2010 and 2011.

## NOTE G - DISCONTINUED OPERATIONS

As of the end of the first quarter of 2004 the Company was informed that YSD Industries Inc. ("YSDI"), a business which the Company sold in 1988, was selling the assets of the business and would be unable to fund (defaulted on its obligations) certain post-retirement medical and life insurance benefits, for which the

## NOTE G - DISCONTINUED OPERATIONS - Continued

Company was contingently liable. The Company had recorded a net charge ($2.7 million) at the 2003 year-end reflecting the actuarial calculation of this estimated liability for payments to certain eligible participants through February 2011 when the Company's obligation will end and to write-off notes (cash advances) to YSDI in 2003. As a result of YSDI's asset sale in 2004, the Company was able to realize payment of $668,000 for these notes receivable that had been previously written off as uncollectible in 2003. The net impact of this recovery, $401,000 (net of tax), has been recorded as income from discontinued operations in 2004.

## NOTE H - COMMON, PREFERRED, PREFERENCE STOCK

The Company has authorized 1,200,000 and 3,000,000 shares of Serial Preferred and Preference Stock, respectively, none of which is issued or outstanding at January 1, 2005 or January 3, 2004. The Company has reserved for issuance 200,000 shares of Cumulative Redeemable Serial Preference Stock, Series II, without par value ("Series II Preference Stock"), which relates to the Rights Agreement, dated as of September 8, 1998, between the Company and National City Bank (the "Rights Agreement").

Under the Company's Rights Agreement, each shareholder has the right to purchase from the Company one one-hundredth of a share of the Series II Preference Stock, subject to adjustment, upon payment of an exercise price of $44.75. The Rights will become exercisable only after a person or group acquires beneficial ownership of or commences a tender or exchange offer for 15.0% or more of the Company's Common Shares. Rights held by persons who exceed that threshold will be void. In the event that a person or group acquires beneficial ownership of 15.0% or more of the Company's Common Shares, or a 15.0% shareholder merges into or with the Company or engages in one of a number of self-dealing transactions, each Right would entitle its holder to purchase a number of the Company's Common Shares (or, in certain cases, common stock of an acquirer) having a market value of twice the Right's exercise price. The Company's Board of Directors may, at its option, redeem all Rights for $0.01 per Right, generally at any time prior to the Rights becoming exercisable. The Rights will expire on September 20, 2008, unless earlier redeemed, exchanged or amended by the Board of Directors.

## NOTE I - STOCK COMPENSATION PLANS

The Company's Non-Employee Directors Stock Option Plan expired on April 22, 2004. At January 1, 2005, there were options outstanding under the Plan representing 113,000 shares of the Company's Common Stock. The options outstanding under the Plan may be exercised, pursuant to the terms of the stock option agreements, through May 5, 2013.

On May 5, 1998, the Company's 1988 Incentive Equity Performance Plan expired. At January 1, 2005, there were options outstanding under the Plan representing 653,450 shares of the Company's Common Stock. The options outstanding under the Plan may be exercised, pursuant to the terms of the stock option agreements, through April 20, 2008.

Under the 1998 Incentive Equity Plan, the Company is authorized to issue 2,570,000 incentive stock options (ISOs), non-qualified stock options; stock appreciation rights (SARs) and restricted or deferred stock. Stock options generally become exercisable, in part, one year after date of grant and expire at the end of ten years. At January 1, 2005, under this Plan, a total of 449,021 shares were available for future grant.

## NOTE I - STOCK COMPENSATION PLANS - Continued

A summary of the status of the Company's three stock compensation plans as of January 1, 2005, January 3, 2004 and December 28, 2002, and changes during the respective years then ended, is presented below:

| | 2004 | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|
| *(Shares in thousands)* | Shares | Weighted-Average Exercise Price | Shares | Weighted-Average Exercise Price | Shares | Weighted-Average Exercise Price |
| Outstanding at beginning of year | 2,613 | $6.21 | 2,359 | $6.68 | 2,032 | $7.20 |
| Granted | 322 | 6.48 | 417 | 3.47 | 416 | 4.17 |
| Exercised | (121) | 5.06 | (2) | 4.63 | — | — |
| Forfeited | (144) | 6.87 | (161) | 6.00 | (89) | 6.67 |
| Outstanding at end of year | 2,670 | $6.26 | 2,613 | $6.21 | 2,359 | $6.68 |
| Options exercisable at year-end | 2,028 | $6.64 | 1,904 | $6.93 | 1,694 | $6.92 |
| Weighted-average fair value of options granted during the year | | $3.40 | | $1.83 | | $2.21 |

The following table summarizes information about options outstanding at January 1, 2005:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Shares at 01/01/05 | Weighted-Average Remaining Contractual Life (Yrs) | Weighted-Average Exercise Price | Shares at 01/01/05 | Weighted-Average Exercise Price |
| $ 3-5 | 975,475 | 6.78 | $ 4.06 | 658,460 | $ 4.28 |
| 5-8 | 1,223,700 | 4.89 | $ 6.71 | 898,367 | $ 6.79 |
| 8-11 | 461,000 | 4.37 | $ 9.47 | 461,000 | $ 9.47 |
| 12-18 | 10,000 | 5.58 | $17.94 | 10,000 | $17.94 |

The Company has deferred compensation plans that provide both certain executive officers and directors of the Company with the opportunity to defer receipt of bonus compensation and director fees, respectively. The Company funds these deferred compensation liabilities by making contributions to certain Rabbi Trusts which invest exclusively in the Company's common shares. In accordance with Emerging Issues Task Force (EITF) 97-14 *"Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested,"* both the trust assets and the related obligation are recorded in equity at cost and offset each other. There was a total of 282,000 common shares at January 1, 2005 (427,500 at January 3, 2004) with a cost of $1.5 million ($2.4 million at January 3, 2004). Fair market value of the shares was $2.6 million at January 1, 2005 ($2.5 million at January 3, 2004).

## NOTE J - EARNINGS PER SHARE CALCULATION

The following table sets forth the computation of basic and diluted earnings per share:

| *(Dollars and shares in thousands, except per share data)* | Fiscal Years 2004 | 2003 | 2002 |
|---|---|---|---|
| **Basic Earnings Per Share Computation** | | | |
| Net Income (Loss) | $6,549 | $1,002 | $(41,224) |
| Average Common Shares Outstanding | 13,815 | 13,785 | 13,778 |
| Basic Earnings (Loss) Per Share | $ 0.47 | $ 0.07 | $ (2.99) |
| **Diluted Earnings Per Share Computation** | | | |
| Net Income (Loss) | $6,549 | $1,002 | $(41,224) |
| Basic Shares Outstanding | 13,815 | 13,785 | 13,778 |
| Stock Options Calculated Under the Treasury Stock Method | 349 | 109 | — |
| Total Shares | 14,164 | 13,894 | 13,778 |
| Diluted Earnings (Loss) Per Share | $ 0.46 | $ 0.07 | $ (2.99) |

There were approximately 392,000, 1,893,000 and 2,369,000 stock options, respectively, excluded from the diluted earnings per share computations due to the anti-dilutive effect of such options.

## NOTE K - INCOME TAXES

Components of the income tax provision reflected in the consolidated statements of operations are as follows:

| *(Dollars in thousands)* | Fiscal Years 2004 | 2003 | 2002 |
|---|---|---|---|
| Current: | | | |
| Federal | $ 92 | $ 22 | $ 70 |
| State and local | (142) | 89 | 34 |
| | (50) | 111 | 104 |
| Deferred: | | | |
| Federal | 3,233 | 1,988 | 3,561 |
| State and local | 413 | 292 | 235 |
| | 3,646 | 2,280 | 3,796 |
| Total | $3,596 | $2,391 | $3,900 |

During 2004, the Company settled certain state tax matters which resulted in a reduction of the current state and local income tax expense by approximately $0.2 million.

NOTE K - INCOME TAXES - **Continued**

The components of deferred taxes included in the consolidated balance sheets as of January 1, 2005 and January 3, 2004 are as follows:

| *(Dollars in thousands)* | Fiscal Years 2004 | 2003 |
|---|---|---|
| Deferred tax assets: | | |
| Net operating loss carryforwards (Federal & State) | $ 9,710 | $11,361 |
| Goodwill | 9,788 | 10,976 |
| Other accruals, credits and reserves | 7,265 | 7,194 |
| General business and alternative minimum tax credits | 2,267 | 2,191 |
| Post-retirement benefits other than pensions | 5,664 | 6,505 |
| Total deferred tax assets | 34,694 | 38,227 |
| Less valuation allowance | (370) | (370) |
| Total deferred tax assets | 34,324 | 37,857 |
| Deferred tax liabilities: | | |
| Tax in excess of book depreciation | 6,579 | 5,908 |
| Pensions | 5,807 | 6,341 |
| Total deferred tax liabilities | 12,386 | 12,249 |
| Total net deferred tax assets | $21,938 | $25,608 |

The Company has available federal net operating loss carryforwards totaling approximately $26.7 million, which expire primarily from 2012 to 2022. The Company also has available general business tax credit carryforwards of $1.3 million, which expire through 2018 and alternative minimum tax credit carryforwards of approximately $0.9 million, which may be carried forward indefinitely. The valuation allowance was established in 2002 against available general business credits and is based upon projected earnings and the ability to use these credits.

The provision for income taxes for continuing operations is different than the amount computed using the applicable statutory federal income tax rate with the differences summarized below:

| *(Dollars in thousands)* | Fiscal Years 2004 | 2003 | 2002 |
|---|---|---|---|
| Tax expense at statutory rates | $3,410 | $2,146 | $3,124 |
| Adjustment due to: | | | |
| Change in valuation allowance | — | — | 370 |
| State and local income taxes | (142) | 89 | 22 |
| Other | 328 | 156 | 384 |
| | $3,596 | $2,391 | $3,900 |

Income tax paid in 2004 and 2003 was $559,000 and $121,000, respectively. In 2002 the Company received an income tax refund of $1,385,000.

## NOTE L - BUSINESS SEGMENTS

The Company's reportable segments are as follows:

Carlon - Industrial, Residential, Commercial, Telecommunications and Utility Construction: The major customers served are electrical contractors and distributors, original equipment manufacturers, electric power utilities, cable television (CATV), telephone and telecommunications companies. The principal products sold by this segment include electrical and telecommunications raceway systems and a broad line of enclosures, electrical outlet boxes and fittings. Examples of the applications for the products included in this segment are multi-cell duct systems and high density polyethylene (HDPE) conduit designed to protect underground fiber optic cables, allowing future cabling expansion and flexible conduit used inside buildings to protect communications cable.

Lamson Home Products - Consumer: The major customers served are home centers and mass merchandisers for the "do-it-yourself" (DIY) home improvement market. The products included in this segment are electrical outlet boxes, liquidtight conduit, electrical fittings, door chimes and lighting controls.

PVC Pipe: This business segment primarily supplies electrical, power and communications conduit to the electrical distribution, telecommunications, consumer, power utility and sewer markets. The electrical and telecommunications conduit is made from polyvinyl chloride (PVC) resin and is used to protect wire or fiber optic cables supporting the infrastructure of power or telecommunications systems.

| *(Dollars in thousands)* | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Net Sales** | | | |
| Carlon | $183,800 | $154,090 | $149,037 |
| Lamson Home Products | 86,510 | 81,514 | 69,440 |
| PVC Pipe | 116,829 | 104,883 | 93,952 |
| | $387,139 | $340,487 | $312,429 |
| **Operating Income (Loss)** | | | |
| Carlon | $ 16,836 | $ 11,840 | $ 14,395 |
| Lamson Home Products | 8,776 | 13,766 | 10,324 |
| PVC Pipe | (1,502) | (5,119) | (784) |
| Corporate Office | (6,228) | (5,829) | (5,426) |
| Other Expense (see Note M) | (213) | — | — |
| | $ 17,669 | $ 14,658 | $ 18,509 |
| **Depreciation and Amortization** | | | |
| Carlon | $ 5,342 | $ 6,801 | $ 7,507 |
| Lamson Home Products | 1,881 | 1,722 | 1,954 |
| PVC Pipe | 3,516 | 2,271 | 2,212 |
| | $ 10,739 | $ 10,794 | $ 11,673 |
| **Identifiable Assets** | | | |
| Carlon | $ 77,473 | $ 79,900 | $ 83,750 |
| Lamson Home Products | 34,190 | 30,065 | 27,222 |
| PVC Pipe | 44,650 | 34,232 | 35,862 |
| Corporate Office (includes deferred taxes and pension assets) | 62,189 | 64,116 | 66,871 |
| | $218,502 | $208,313 | $213,705 |

## NOTE L – BUSINESS SEGMENTS – Continued

The net effect of a litigation settlement of $1.7 million has been charged in equal amounts to the operating income of the Carlon and Lamson Home Products segments in 2004 (see Note E).

Substantially all sales are made within North America. Net sales to a single customer within the Carlon and PVC Pipe segments totaled approximately 11.0% in 2004, 14.0% in 2003 and 15.0% in 2002 of consolidated net sales. Net sales to a single customer within the Lamson Home Products segment totaled approximately 10.2% in 2003 of consolidated net sales.

## NOTE M – SALE OF ASSETS

As of January 3, 2004, the Company intended to vacate one of its manufacturing facilities and proceed with its efforts to sell the property during 2004. The asset had been written down in 2001 to its then estimated fair value. In the first quarter of 2004, the Company sold the manufacturing facility located in Pasadena, Texas for net proceeds of $1.5 million, realizing a gain on the sale of $924,000. The Company relocated production equipment at this facility to other Lamson & Sessions facilities, incurring approximately $1.1 million in severance, training, moving and other costs as detailed below. The net expense for this facility rationalization of $213,000 is classified as other expense. At January 1, 2005 a $436,000 liability remained for severance payments to be made primarily in the first quarter of 2005. This plant sale affected 40 employees, all of whom left the Company by December 31, 2004.

| *(Dollars in thousands)* | Severance | Training, Moving and Other Costs | Total |
|---|---|---|---|
| 2004 charges | $ 587 | $ 550 | $1,137 |
| Utilized in 2004 | (151) | (550) | (701) |
| Balance at January 1, 2005 | $ 436 | $ — | $ 436 |

## NOTE N – SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

*(Dollars in thousands, except per share data)*

| | | | | | Basic Earnings (Loss) Per Common Share | | Diluted Earnings (Loss) Per Common Share | | Closing Market Price Per Share | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Net Sales [1] | Gross Profit | Income From Continuing Operations | Net Income (Loss) | Income From Continuing Operations | Net Income (Loss) | Income From Continuing Operations | Net Income (Loss) | High | Low |
| **Fiscal 2004:** | | | | | | | | | | |
| First quarter[2] | $ 82,995 | $13,318 | $1,299 | $1,700 | $ 0.09 | $0.12 | $0.09 | $ 0.12 | $ 5.93 | $4.91 |
| Second quarter | 102,148 | 18,278 | 2,745 | 2,745 | 0.20 | 0.20 | 0.19 | 0.19 | 8.30 | 5.95 |
| Third quarter | 104,919 | 17,099 | 833 | 833 | 0.06 | 0.06 | 0.06 | 0.06 | 9.59 | 6.80 |
| Fourth quarter[3] | 97,077 | 14,989 | 1,271 | 1,271 | 0.09 | 0.09 | 0.09 | 0.09 | 10.48 | 8.68 |
| Total | $387,139 | $63,684 | $6,148 | $6,549 | $0.45* | $0.47 | $0.43 | $ 0.46 | | |
| **Fiscal 2003:** | | | | | | | | | | |
| First quarter | $ 78,912 | $12,738 | $ 226 | $ 226 | $ 0.02 | $0.02 | $0.02 | $ 0.02 | $ 5.60 | $3.11 |
| Second quarter | 86,389 | 15,373 | 1,703 | 1,703 | 0.12 | 0.12 | 0.12 | 0.12 | 5.57 | 4.00 |
| Third quarter | 94,457 | 14,489 | 1,518 | 1,518 | 0.11 | 0.11 | 0.11 | 0.11 | 5.80 | 4.82 |
| Fourth quarter[2] | 80,729 | 11,587 | 293 | (2,445) | 0.02 | (0.18) | 0.02 | (0.18) | 6.42 | 5.50 |
| Total | $340,487 | $54,187 | $3,740 | $1,002 | $ 0.27 | $0.07 | $0.27 | $ 0.07 | | |

## NOTE N - SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) - Continued

* Earnings per share were computed on a stand-alone quarterly basis for each respective quarter. Therefore, the sum of the Basic Earnings Per Common Share From Continuing Operations in 2004 does not equal the year's total due to rounding.

(1) In the fourth quarter of 2004, the Company reclassed certain co-operative advertising and service commission arrangements reducing net sales and gross profit with no impact on income from continuing operations. All previous quarters have been restated to reflect this reclass (see Note A).

(2) The Company recorded a charge from discontinued operations of $2,738, net of tax, during the fourth quarter of 2003 and income from discontinued operations of $401, net of tax, during the first quarter of 2004 (see Note G).

(3) Net income in the fourth quarter of 2004 was increased by $0.4 million due to certain year-end adjustments affecting selling and marketing and general and administrative expenses.

## SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

*(Dollars in thousands)*

| Description | Balance at Beginning of Period | Charged to Costs and Expenses | Deductions and Other | Balance at End of Period |
|---|---|---|---|---|
| **Year Ended January 1, 2005** | | | | |
| Allowances deducted from assets: | | | | |
| Trade receivable allowances | $1,532 | $ (232) | $ (222) (A) | $1,522 |
| Inventory obsolescence reserve | 582 | 1,063 | 897 (B) | 748 |
| Other current and long-term assets | 520 | — | 70 | 450 |
| Accounts and loss reserves included in current and long-term liabilities | 4,747 | (200) | 217 (C) | 4,330 |
| **Year Ended January 3, 2004** | | | | |
| Allowances deducted from assets: | | | | |
| Trade receivable allowances | $1,924 | $ (290) | $ 102 (A) | $1,532 |
| Inventory obsolescence reserve | 747 | 596 | 761 (B) | 582 |
| Other current and long-term assets | 466 | — | (54) | 520 |
| Accounts and loss reserves included in current and long-term liabilities | 4,962 | — | 215 (C) | 4,747 |
| **Year Ended December 28, 2002** | | | | |
| Allowances deducted from assets: | | | | |
| Trade receivable allowances | $2,122 | $ 676 | $ 874 (A) | $1,924 |
| Inventory obsolescence reserve | 1,754 | 782 | 1,789 (B) | 747 |
| Other current and long-term assets | 989 | — | 523 (D) | 466 |
| Accounts and loss reserves included in current and long-term liabilities | 5,374 | — | 412 (C) | 4,962 |

Note A – Principally write-off of uncollectible accounts and disputed items, net of recoveries.

Note B – Principally the disposal of obsolete inventory.

Note C – Principally payments on environmental obligations for previously-owned businesses (see Note F).

Note D – Principally the disposal of fixed assets.

## Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## Item 9(a). CONTROLS AND PROCEDURES

**Evaluation of Disclosure Controls and Procedures**

As of January 1, 2005, an evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective.

## Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 1, 2005 based on the framework in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of January 1, 2005.

Management's assessment of the effectiveness of our internal control over financial reporting as of January 1, 2005 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere herein.

/s/ John B. Schulze

John B. Schulze
*Chairman of the Board, President and Chief Executive Officer*

/s/ James J. Abel

James J. Abel
*Executive Vice President, Secretary, Treasurer and Chief Financial Officer*

/s/ Lori L. Spencer

Lori L. Spencer
*Vice President and Controller*

## Changes in Internal Control over Financial Reporting

There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to their evaluation.

## Report of Independent Registered Public Accounting Firm

**Board of Directors and Shareholders**
**The Lamson & Sessions Co.**

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that The Lamson & Sessions Co. and Subsidiaries maintained effective internal control over financial reporting as of January 1, 2005, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Lamson & Sessions Co. management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that The Lamson & Sessions Co. and Subsidiaries maintained effective internal control over financial reporting as of January 1, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, The Lamson & Sessions Co. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of January 1, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Lamson & Sessions Co. and Subsidiaries as of January 1, 2005 and January 3, 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended January 1, 2005 and our report dated February 25, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

*Cleveland, Ohio*
*February 25, 2005*

**Item 9(b). OTHER INFORMATION**

None.

## PART III

**Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT**

(a) Directors.

The information set forth under the caption "Election of Directors," "Audit Committee Financial Expert" and "Standing Committees of the Board of Directors – The Audit Committee" in the Company's definitive Proxy Statement for its Annual Meeting of Shareholders to be held April 29, 2005 is hereby incorporated by reference.

(b) Executive Officers – See Part I.

(c) Compliance with Section 16(a) of the Exchange Act.

The information set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive Proxy Statement for its Annual Meeting of Shareholders to be held April 29, 2005 is hereby incorporated by reference.

(d) Code of Ethics.

The information set forth under the caption "Code of Ethics" in the Company's definitive Proxy Statement for its Annual Meeting of Shareholders to be held April 29, 2005 is hereby incorporated by reference.

**Item 11. EXECUTIVE COMPENSATION**

The information set forth under the caption "Executive Compensation" in the Company's definitive Proxy Statement for its Annual Meeting of Shareholders to be held April 29, 2005 is hereby incorporated by reference.

**Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**

The information set forth under the captions "Ownership of the Company's Common Shares," "Election of Directors" and "Security Ownership of Management" in the Company's definitive Proxy Statement for its Annual Meeting of Shareholders to be held April 29, 2005 is hereby incorporated by reference.

The table below sets forth certain information regarding the following equity compensation plans of the Company as of January 1, 2005: 1988 Incentive Equity Performance Plan (As Amended as of October 19, 2000) (the "1988 Plan"), 1998 Incentive Equity Plan (As Amended and Restated as of April 30, 2004) (the "1998 Plan"), Non-Employee Directors Stock Option Plan (As Amended and Restated as of July 19, 2001) (the "Directors Option Plan"), Deferred Compensation Plan for Non-Employee Directors (As Amended and Restated as of April 30, 2004) (the "Directors Deferred Plan") and Deferred Compensation Plan for Executive Officers (As Amended and Restated as of October 18, 2001) (the "Executive Officers Deferred Plan"). All of those plans have been approved by shareholders, except the Directors Deferred Plan and the Executive Officers Deferred Plan.

| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a)) |
|---|---|---|---|
| | (a) | (b) | (c) |
| Equity compensation plans approved by security holders | 2,670,175 | $ 6.26 | 449,021[(1)] |
| Equity compensation plans not approved by security holders | 0 | N/A | 0[(2)] |
| Total | 2,670,175 | $ 6.26 | 449,021 |

(1) Reflects 449,021 Common Shares remaining available under the 1998 Plan, which authorizes the Governance, Nominating and Compensation Committee to make awards of Option Rights, Appreciation Rights, Restricted Shares, Deferred Shares, Performance Shares and Performance Units.

(2) The Directors Deferred Plan and the Executive Officers Deferred Plan provide for the issuance of Common Shares, but do not provide for a specific amount available under the plans. Descriptions of those plans are set forth below.

**Directors Deferred Plan**

The Directors Deferred Plan provides Directors the opportunity to defer their annual retainers and meeting fees. Such deferred fees may be invested, at each Director's election, in either a money market fund or in Common Shares of the Company. If a Director elects to have this deferred compensation invested in Common Shares, the director will receive restricted shares, issued from the 1998 Plan equivalent to 25% of the dollar amount deferred by the director. The number of restricted shares issued is governed by the price of each restricted share, which is based on the market value of the shares on the date the retainer or fee is deferred.

**Executive Officers Deferred Plan**

The Executive Officers Deferred Plan provides designated executive officers and other key employees of the Company the opportunity to defer bonus compensation payable to them under the Company's annual incentive compensation program. Such deferred compensation is invested in deferred Common Shares of the Company. If a participant elects to have his or her bonus deferred, the Company will issue Restricted Shares under the 1998 Plan to such participant in the amount of 20% of the deferred annual incentive compensation.

## Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the past fiscal year, the Company, in the normal course of business, utilized the services of the law firm of Jones Day, in which Mr. Coquillette, a director of the Company, is a partner. The Company plans to continue using the services of the firm in 2005.

## Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the caption "Independent Registered Public Accounting Firm" in the Company's definitive Proxy Statement for its Annual Meeting of Shareholders to be held April 29, 2005 is hereby incorporated by reference.

# PART IV

## Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

Consolidated financial statements of The Lamson & Sessions Co. and Subsidiaries are included in Item 8 of this report:

1. Financial Statements

   Consolidated Statements of Operations for Fiscal Years Ended 2004, 2003 and 2002.

   Consolidated Statements of Cash Flows for Fiscal Years Ended 2004, 2003 and 2002.

   Consolidated Balance Sheets at January 1, 2005 and January 3, 2004.

   Consolidated Statements of Shareholders' Equity for Fiscal Years Ended 2004, 2003 and 2002.

   Notes to Consolidated Financial Statements.

2. Financial Statement Schedule

   Schedule II — Valuation and Qualifying Accounts and Reserves.

   All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

3. The exhibits listed in the accompanying Exhibit Index and required by Item 601 of Regulation S-K (numbered in accordance with Item 601 of Regulation S-K) are filed or incorporated by reference as part of this Report.

(b) Exhibits - See 15(a) 3.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 4, 2005.

THE LAMSON & SESSIONS CO.

By /s/ James J. Abel

James J. Abel
*Executive Vice President, Secretary, Treasurer and Chief Financial Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated as of March 4, 2005.

| Signature | Title |
|---|---|
| /s/ JOHN B. SCHULZE<br>John B. Schulze | Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer) |
| /s/ JAMES J. ABEL<br>James J. Abel | Executive Vice President, Secretary, Treasurer and Chief Financial Officer (Principal Financial Officer) |
| /s/ LORI L. SPENCER<br>Lori L. Spencer | Vice President and Controller (Principal Accounting Officer) |
| /s/ JAMES T. BARTLETT*<br>James T. Bartlett | Director |
| /s/ FRANCIS H. BEAM, JR.*<br>Francis H. Beam, Jr. | Director |
| /s/ MARTIN J. CLEARY*<br>Martin J. Cleary | Director |
| /s/ WILLIAM H. COQUILLETTE*<br>William H. Coquillette | Director |
| /s/ JOHN C. DANNEMILLER*<br>John C. Dannemiller | Director |
| /s/ GEORGE R. HILL*<br>George R. Hill | Director |
| /s/ A. MALACHI MIXON, III*<br>A. Malachi Mixon, III | Director |
| /s/ D. VAN SKILLING*<br>D. Van Skilling | Director |

* The undersigned, by signing his name hereto, does sign and execute this Annual Report on Form 10-K pursuant to a Power of Attorney executed on behalf of the above-named directors of The Lamson & Sessions Co. and filed herewith as Exhibit 24 on behalf of The Lamson & Sessions Co. and each such person.

March 4, 2005

By /s/ James J. Abel

James J. Abel
*Attorney-in-fact*

## EXHIBIT INDEX

Management Contracts and Compensatory Plans required to be filed pursuant to Item 15 of Form 10-K are identified with an asterisk (*).

| Exhibit No. | Description of Document |
|---|---|
| 3(a) | Amended Articles of Incorporation of the Company (incorporated by reference to Exhibit 4(a) to the Company's Registration Statement on Form S-8 (Registration No. 333-32875) filed with the Securities and Exchange Commission on August 5, 1997). |
| 3(b) | Amended Code of Regulations of the Company (incorporated by reference to Exhibit 3(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (the "First Quarter 2001 Form 10-Q")). |
| 4(a) | Form of Rights Certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on September 9, 1998). |
| 4(b) | Rights Agreement, dated as of September 8, 1998, by and between the Company and National City Bank (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on September 9, 1998). |
| *10(a) | Form of Three-Year Executive Change-in-Control Agreement between the Company and certain executive officers (incorporated by reference to Exhibit 10(b) to the Company's Annual Report on Form 10-K for the year ended January 1, 2000). |
| *10(b) | Form of Two-Year Executive Change-in-Control Agreement between the Company and certain executive officers (incorporated by reference to Exhibit 10(c) to the Company's Annual Report on Form 10-K for the year ended January 1, 2000). |
| *10(c) | Form of Amendment to two-year and three-year Executive Change-in-Control Agreements between the Company and certain executive officers (incorporated by reference to Exhibit 10(c) to the Company's Annual Report on Form 10-K for the year ended January 3, 2004). |
| *10(d) | Form of One-Year Change-in-Control Agreement between the Company and certain key employees. |
| *10(e) | Form of Amendment to One-Year Change-in-Control Agreement between the Company and certain key employees. |
| *10(f) | Form of Indemnification Agreement between the Company and each of the directors and certain officers (incorporated by reference to Exhibit 10(g) to the Company's Annual Report on Form 10-K for the year ended December 31, 1994). |
| 10(g) | Amended and Restated Credit Agreement, dated as of December 15, 2000, among the Company, the Guarantors party thereto, the Lenders party thereto, National City Bank, as Syndication Agent, Bank of America, N.A., as Documentation Agent and Harris Trust and Savings Bank as Administrative Agent (incorporated by reference to Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2001 (the "Third Quarter 2001 Form 10-Q")). |
| 10(h) | First Amendment to the Amended and Restated Credit Agreement, entered into as of August 1, 2001, among the Company, the Guarantors party thereto, the Lenders party thereto and Harris Trust and Savings Bank, as Administrative Agent for the Lenders (incorporated by reference to Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001). |
| 10(i) | Second Amendment to the Amended and Restated Credit Agreement, entered into as of October 31, 2001, among the Company, the Guarantors party thereto, the Lenders party thereto and Harris Trust and Savings Bank, as Administrative Agent for the Lenders (incorporated by reference to Exhibit 10(b) to the Third Quarter 2001 Form 10-Q). |
| 10(j) | Third Amendment to the Amended and Restated Credit Agreement, entered into as of March 27, 2002, among The Lamson & Sessions Co., the Guarantors party thereto, the Lenders party thereto, and Harris Trust and Savings Bank, as Administrative Agent for the Lenders (incorporated by reference to Exhibit 10(a) to the Company's quarterly report on Form 10-Q for the quarterly period ended March 30, 2002). |

| Exhibit No. | Description of Document |
|---|---|
| 10(k) | Fourth Amendment to the Amended and Restated Credit Agreement, entered into as of September 30, 2002, among The Lamson & Sessions Co., the Guarantors party thereto, the Lenders party thereto, and Harris Trust and Savings Bank, as Administrative Agent for the Lenders (incorporated by reference to Exhibit 10(a) to the Company's quarterly report on Form 10-Q for the quarterly period ended September 28, 2002). |
| 10(l) | Fifth Amendment to the Amended and Restated Credit Agreement, entered into as of July 29, 2003, among The Lamson & Sessions Co., the Guarantors party thereto, the Lenders party thereto, and Harris Trust and Savings Bank, as Administrative Agent for the Lenders (incorporated by reference to Exhibit 10(a) to the Company's quarterly report on Form 10-Q for the quarterly period ended July 5, 2003). |
| 10(m) | Sixth Amendment to the Amended and Restated Credit Agreement, entered into as of February 6, 2004, among The Lamson & Sessions Co., the Guarantors party thereto, the Lenders party thereto, and Harris Trust and Savings Bank, as Administrative Agent for the Lenders (incorporated by reference to Exhibit 10(c) to the Company's Annual Report on Form 10-K for the year ended January 3, 2004). |
| 10(n) | Seventh Amendment and Waiver to the Amended and Restated Credit Agreement, entered into as of February 16, 2005, among The Lamson & Sessions Co., the Guarantors party thereto, the Lenders party thereto, and Harris Trust and Savings Bank, as Administrative Agent for the Lenders. |
| *10(o) | Form of Amended and restated Supplemental Executive Retirement Agreement dated as of March 20, 1990 between the Company and certain of its executive officers (incorporated by reference to Exhibit 10(e) to the Company's Annual Report on Form 10-K for the year ended December 30, 1995). |
| *10(p) | First Amendment to The Lamson & Sessions Co. Amended and Restated Supplemental Retirement Agreement, effective January 1, 2000 (incorporated by reference to Exhibit 10(ak) to the Company's Annual Report on Form 10-K for the year ended January 1, 2000). |
| *10(q) | The Lamson & Sessions Co. Supplemental Pension Plan, effective February 23, 2000. |
| *10(r) | 1988 Incentive Equity Performance Plan (as amended and restated as of February 26, 1998) (incorporated by reference to Exhibit 4(c) of the Company's Registration Statement on Form S-3 (Registration No. 333-65795) filed with the Securities and Exchange Commission on October 16, 1998). |
| *10(s) | Amendment No. 3 to The Lamson & Sessions Co. 1988 Incentive Equity Performance Plan (as amended and restated as of February 26, 1998) (incorporated by reference to Exhibit 10(am) to the Company's Annual Report on Form 10-K for the year ended January 1, 2000). |
| *10(t) | Amendment No. 4 to The Lamson & Sessions Co. 1988 Incentive Equity Performance Plan (as amended and restated as of February 26, 1998), dated as of October 19, 2000 (incorporated by reference to Exhibit 10(d) to the First Quarter 2001 Form 10-Q). |
| *10(u) | Form of two-year non-qualified stock option agreement under the Company's 1988 Incentive Equity Performance Plan (incorporated by reference to Exhibit 10(e) to the Third Quarter 2001 Form 10-Q). |
| *10(v) | Form of three-year non-qualified stock option agreement under the Company's 1988 Incentive Equity Performance Plan (incorporated by reference to Exhibit 10(f) to the Third Quarter 2001 Form 10-Q). |
| *10(w) | 1998 Incentive Equity Plan (as amended and restated as of April 30, 2004) (incorporated by reference to Appendix B of the Company's Proxy Statement dated March 29, 2004). |
| *10(x) | Form of two-year non-qualified stock option agreement under the Company's 1998 Incentive Equity Plan (incorporated by reference to Exhibit 10(c) to the Third Quarter 2001 Form 10-Q). |
| *10(y) | Form of three-year non-qualified stock option agreement under the Company's 1998 Incentive Equity Plan (incorporated by reference to Exhibit 10(d) to the Third Quarter 2001 Form 10-Q). |

| Exhibit No. | Description of Document |
|---|---|
| *10(z) | Form of one-year non-qualified stock option agreement for non-employee directors under the Company's 1998 Incentive Equity Plan (incorporated by reference as Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 3, 2004 (the "Second Quarter 2004 Form 10-Q")). |
| *10(aa) | Form of restricted stock agreement for non-employee directors under the Company's 1998 Incentive Equity Plan (incorporated by reference as Exhibit 10(c) to the Second Quarter 2004 Form 10-Q). |
| *10(bb) | The Company's Long-Term Incentive Plan (incorporated by reference to Exhibit 10(h) to the Company's Annual Report on Form 10-K for the year ended December 28, 1996). |
| *10(cc) | Amendment No. 1 to The Lamson & Sessions Co. Long-Term Incentive Plan, effective January 1, 2000 (incorporated by reference to Exhibit 10(an) to the Company's Annual Report on Form 10-K for the year ended January 1, 2000). |
| *10(dd) | The Lamson & Sessions Co. Non-Employee Directors Stock Option Plan, as amended and restated as of July 19, 2001 (incorporated by reference to Exhibit 10(g) to the Third Quarter 2001 Form 10-Q). |
| *10(ee) | Form of non-qualified stock option agreement under the Company's Non-Employee Directors Stock Option Plan (incorporated by reference to Exhibit 10(h) to the Third Quarter 2001 Form 10-Q). |
| *10(ff) | The Lamson & Sessions Co. Deferred Compensation Plan for Non-Employee Directors, as amended and restated as of April 30, 2004 (incorporated by reference to Exhibit 10(a) to the Second Quarter 2004 Form 10-Q). |
| *10(gg) | The Lamson & Sessions Co. Deferred Compensation Plan for Executive Officers, as amended and restated as of October 18, 2001 (incorporated by reference to Exhibit 10(j) to the Third Quarter 2001 Form 10-Q). |
| *10(hh) | The Lamson & Sessions Co. Outside Directors Benefit Program, as amended and restated as of February 19, 2004. |
| 21 | Subsidiaries of the Registrant, filed herewith. |
| 23 | Consent of Independent Registered Public Accounting Firm. |
| 24 | Powers of Attorney, filed herewith. |
| 31.1 | Certification of John B. Schulze, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2 | Certification of James J. Abel, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1 | Certification of John B. Schulze, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 32.2 | Certification of James J. Abel, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |

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# corporate information



## Board of Directors

John B. Schulze
Chairman of the Board, President and Chief Executive Officer, Lamson & Sessions

James J. Abel
Executive Vice President, Secretary, Treasurer and Chief Financial Officer, Lamson & Sessions

James T. Bartlett ‡
Advising Director, Primus Venture Partners, Private investments

Francis H. Beam, Jr. †‡
Retired President, Pepper Capital Corp., Venture capital firm

Martin J. Cleary †
Retired President and Chief Operating Officer, The Richard E. Jacobs Group, Real estate developer

William H. Coquillette, Esq.
Partner, Jones Day, Law firm

John C. Dannemiller ‡
Retired Chairman of the Board, Applied Industrial Technologies, Distributor of bearings, power transmission components and other related products

Dr. George R. Hill †
Retired Senior Vice President, The Lubrizol Corporation, Full-service supplier of performance chemicals to worldwide transportation and industrial markets

A. Malachi Mixon, III ‡
Chairman of the Board and Chief Executive Officer, Invacare Corporation, Manufacturer and distributor of home health care products

D. Van Skilling ‡
Retired Chairman of the Board and Chief Executive Officer, Experian Information Solutions, Inc., Supplier of credit, marketing and real estate information and decision support systems

† Audit Committee

‡ Governance, Nominating and Compensation Committee

## Officers

John B. Schulze
Chairman of the Board, President and Chief Executive Officer

James J. Abel
Executive Vice President, Secretary, Treasurer and Chief Financial Officer

Norman E. Amos
Vice President

Albert J. Catani, II
Vice President

Eileen E. Clancy
Vice President

William H. Coquillette, Esq.
Assistant Secretary

Donald A. Gutierrez
Senior Vice President

Charles W. Hennon
Vice President and Chief Information Officer

Lori L. Spencer
Vice President and Controller

Norman P. Sutterer
Senior Vice President

## Corporate Headquarters

Lamson & Sessions
25701 Science Park Drive
Cleveland, Ohio 44122-7313
Telephone (216) 464-3400
Fax (216) 464-1455

## Transfer Agent & Registrar

National City Bank
Corporate Trust Department
P.O. Box 92301
Cleveland, Ohio 44193-0900
1-800-622-6757
e-mail: shareholder.inquiries@nationalcity.com

## Common Stock

Shares of Lamson & Sessions Common Stock are traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol: LMS.

## Annual Meeting

Shareholders are encouraged to attend the Annual Meeting of Shareholders, which will be held at the Wyndham Cleveland Hotel, 1260 Euclid Avenue, Cleveland, Ohio, on Friday, April 29, 2005, at 9:00 a.m. local time.

## Form 10-K

A copy of the Company's Form 10-K (without exhibits) for the year 2004, as filed with the Securities and Exchange Commission, is included as part of this report. Financial reports and recent filings with the Securities and Exchange Commission, including Form 10-K, as well as other Company information, are available via the Internet at http//www.lamson-sessions.com. (Click Investor Relations, SEC Filings, Corporate Governance, etc.)

## Product Information

For product information, please call 1-800-321-1970.











LAMSON & SESSIONS

25701 Science Park Drive
Cleveland, OH 44122
www.lamson-sessions.com